UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Urgent.ly Inc.

(Name of Subject Company)

Urgent.ly Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

916931207

(CUSIP Number of Class of Securities)

Matthew Booth

Chief Executive Officer

44927 George Washington Blvd, Suite 265, Office 209

Ashburn, VA 20147

(571) 350-3600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robert O’Connor, Esq.

Lianna C. Whittleton, Esq.

Brendan Ripley Mahan, Esq.

David G. Sharon, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

One Market Plaza, Spear Tower

Suite 3300

San Francisco, CA 94105-1126

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Urgent.ly Inc., a Delaware corporation (“Urgently”). The address of Urgently’s principal executive office is 44927 George Washington Blvd, Suite 265, Office 209, Ashburn, Virginia 20147and its telephone number is (571) 350-3600. Unless the context suggests otherwise, references in this Schedule 14D-9 to “Urgently,” the “Company,” “we,” “us,” and “our” refer to Urgent.ly Inc. and its consolidated subsidiaries.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Urgently’s common stock, par value $0.001 per share (“Urgently Common Stock,” and shares of Urgently Common Stock, “Shares”). As of the close of business on March 27, 2026, there were (i) 2,196,934 Shares issued and outstanding, (ii) 1,440 Shares subject to issuance pursuant to options granted by Urgently to purchase Urgently Common Stock (each, an “Urgently Option”) pursuant to Urgently’s 2013 Equity Incentive Plan and 2023 Equity Incentive Plan (together, the “Urgently Equity Plans”) or otherwise, none of which had an exercise price less than the Offer Price (as defined below) of $5.50 per Share, (iii) 148,559 Shares underlying restricted stock units (each, an “Urgently RSU Award”) issued pursuant to the Urgently Equity Plans, and (iv) 47 Shares issuable upon exercise of an outstanding warrant (the “Warrant”).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address for stockholder communications and business telephone number of Urgently, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address” and are available online under the “SEC Filings” subsection of the “Financials” section of Urgently’s website at https://investors.geturgently.com/. The information on Urgently’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to a tender offer by Medford Hawk, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Agero, Inc. (“Parent”), a Nevada corporation, to purchase all of the issued and outstanding Shares, for $5.50 per Share in cash, net to the holder thereof in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated March 30, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 30, 2026. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of March 13, 2026, by and among Urgently, Purchaser and Parent, pursuant to which, among other matters, as soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Urgently (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the Support Agreements (as defined below), the “Transactions”), with Urgently continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Urgently. The Merger will be governed by and effected under Section 251(h) of the DGCL, which provides that, following consummation (as defined in Section 251(h) of the DGCL) of a successful tender offer for all of the outstanding stock of a corporation that had a class or series of stock that was listed on a national securities exchange immediately prior to execution of the merger agreement, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the approval of the stockholders of the target corporation.

Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of Urgently in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to Urgently’s stockholders and beneficial owners of Shares who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in “Item 8. Additional Information—Appraisal Rights.” Any person who does not validly exercise appraisal rights under the DGCL will receive the same cash consideration for his, her or its Shares as was payable in the Offer following the consummation of the Merger.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Urgently immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded and properly exercised and perfected a demand for appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time, and (iii) any Shares that were owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and is owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time) will each be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $5.50, without interest thereon, in accordance with the terms of the Merger Agreement.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, Urgently or the holders thereof, each Urgently Option outstanding and unexercised as of immediately prior to the Effective Time will accelerate vesting in full and be cancelled and converted into and will become a right to receive an amount in cash without interest, subject to withholding for all required taxes, equal to the product obtained by multiplying (x) the amount, if any, by which the Offer Price exceeds the exercise price per share attributable to such Urgently Option by (y) the total number of Shares issuable upon exercise in full of such Urgently Option (the “Urgently Option Consideration”). Any Urgently Option for which the exercise price per share attributable to such Urgently Option is equal to or greater than the Offer Price will be cancelled without any cash payment being made in respect thereof. As of the Effective Time, all Urgently Options will no longer be outstanding and will automatically cease to exist, and each holder of an Urgently Option will cease to have any rights with respect thereto, except the right to receive Urgently Option Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, Urgently or the holders thereof, each Urgently RSU Award outstanding as of immediately prior to the Effective Time will accelerate vesting in full and be cancelled and converted into and will become a right to receive an amount in cash, without interest and subject to withholding for all required taxes, equal to the product obtained by multiplying (i) the Offer Price by (ii) the total number of Shares subject to such Urgently RSU Awards (the “RSU Award Consideration”). As of the Effective Time, all Urgently RSU Awards will no longer be outstanding and will automatically cease to exist, and each holder of an Urgently RSU Award will cease to have any rights with respect thereto.

Urgently and the Urgently Board will take all action within their power and authority reasonably necessary to effect the cancellation of Urgently Options and Urgently RSU Awards as of the Effective Time. All Urgently Equity Plans will terminate as of the Effective Time (but subject to the consummation of the Merger). As soon as reasonably practicable following the date of the Merger Agreement, Urgently will take all actions necessary to (i) provide that no new individuals will be permitted to enroll in the Urgently Employee Stock Purchase Plan (the “ESPP”) following the date of the Merger Agreement; (ii) cause any offering period or purchase period under the ESPP that otherwise would be outstanding at the Effective Time to be terminated no later than the Closing Date (as defined in the Merger Agreement), but prior to the Effective Time; (iii) make any adjustments that may be necessary or advisable to reflect the shortened offering period or purchase period, but otherwise treat such shortened offering period or purchase period as a fully effective and completed offering period or purchase period for all purposes pursuant to the ESPP; (iv) not allow any increase in the amount of participants’ payroll deduction elections under the ESPP during the offering period or purchase period that is in effect on the date of the Merger Agreement from those in effect on the date of the Merger Agreement; (v) cause the exercise (as of no later than one business day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP; and (vi) provide that no further offering period or purchase period will commence pursuant to the ESPP upon or after the date of the Merger Agreement. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), Urgently will terminate the ESPP.

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Immediately prior to the Effective Time, to the extent the Warrant is outstanding and unexercised immediately prior thereto, (i) if the closing price per Share of Urgently Common Stock on the business day immediately preceding the Effective Time is greater than the exercise price of the Warrant, then it will be treated as being cashless exercised in accordance with the terms and conditions specified in the Warrant and (ii) if the closing price per Share of Urgently Common Stock on the business day immediately preceding the Effective Time is less than the exercise price of the Warrant, then the Warrant will expire immediately prior to the consummation of the Merger and will no longer be outstanding, without any consideration payable in respect of the Warrant. Prior to the Effective Time, Urgently will, in accordance with the terms of the Warrant, deliver a notice to the holder of the Warrant, informing the holder of the Warrant of the Offer and Merger and containing such other information as Urgently reasonably determines to be required pursuant to the terms of the Warrant. As of the business day immediately preceding the Effective Time, the closing price per Share of Urgently Common Stock on the business day immediately preceding the Effective Time was less than the exercise price of the Warrant.

Purchaser’s obligation to accept Shares tendered in the Offer is subject to conditions, including, but not limited to: (i) the satisfaction of the “Minimum Condition” (as defined in the Merger Agreement) that, prior to the expiration of the Offer, there be validly tendered and not withdrawn a number of Shares that, together with Shares then owned by Purchaser, represents at least a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn in accordance with the terms of the Offer; (ii) no Governmental Authority (as defined in the Merger Agreement) shall have enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer or issued or granted any orders or injunctions that is in effect as of immediately prior to the expiration of the Offer, in each case, which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer and Merger; (iii) the accuracy of the representations and warranties made by Urgently in the Merger Agreement, subject to specified materiality qualifications; and (iv) compliance by

Urgently with its covenants under the Merger Agreement in all material respects. The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at 12:00 midnight, Eastern, on April 25, 2026 (at the time that is one minute following 11:59 p.m., Eastern time, on April 24, 2026), unless otherwise agreed to in writing by Parent and Urgently. The expiration date may be extended under the following circumstances: (i) Purchaser shall, at the request of Urgently, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (unless otherwise agreed upon by Parent and Urgently) if, as of the then-scheduled expiration date, any condition to the Offer pursuant to the Merger Agreement is not satisfied and has not been waived, to permit such condition to be satisfied or waived, or (ii) for any period required by applicable law or any rule, regulation, position or interpretation of the SEC applicable to the Offer. In no event will Parent or Purchaser be permitted to extend the Offer beyond 11:59 p.m., Eastern time on July 31, 2026, which is the outside date of the Merger Agreement, without the prior written consent of Urgently.

Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 400 Rivers Edge Drive, Medford, MA 02155. The telephone number of each of Parent and Purchaser is 781-393-9300.

Urgently has made information relating to the Offer available online under the “SEC Filings” subsection of the “Financials” section of Urgently’s website at https://investors.geturgently.com/ and Urgently has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Urgently, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Urgently or its affiliates, on the one hand, and (i) Urgently’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. A transaction committee (the “Transaction Committee”) of Urgently’s Board of Directors (the “Urgently Board”) and the Urgently Board were aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

On March 13, 2026, Urgently, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement. Urgently’s stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement governs the contractual rights among Urgently, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Urgently’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Urgently to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Urgently. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Urgently, Parent or Purchaser in Urgently’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure letter provided by Urgently to Parent and Purchaser in connection with the signing of the Merger Agreement. Such disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Urgently, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by investors or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Urgently, Parent or Purchaser. Urgently’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Persons (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance” and (ii) from and after the time at which Parent irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, Urgently Options and Urgently RSU Awards to receive the Merger Consideration (as defined in the Merger Agreement), the Urgently Option Consideration and the RSU Award Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Urgently, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Urgently’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Tender and Support Agreement

In connection with the execution of the Merger Agreement, on March 13, 2026, Parent and Purchaser entered into tender and support agreements (each, a “Support Agreement”) with each of Urgently’s officers and directors and certain of Urgently’s stockholders (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares beneficially owned by them as of the date thereof in the Offer, upon the terms and subject to the conditions of such Support Agreements. The Support Agreements also contain restrictions on transfer of Shares held by the Support Agreement Parties, subject to certain exceptions, and certain obligations with respect to voting of the Shares held by the Support Agreement Parties against any alternative acquisition proposal. The Shares subject to the Support Agreements comprise approximately 5.12% of Urgently’s outstanding Shares as of March 27, 2026. The Support Agreements will terminate upon certain circumstances, including upon (i) termination of the Merger Agreement and (ii) if the Urgently Board has effected a change in the recommendation of the Urgently Board.

The foregoing summary and description of the material terms of the Form of Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Non-Disclosure Agreement

Urgently and Parent entered into a non-disclosure agreement, dated as of December 30, 2025 (the “Non-Disclosure Agreement”), pursuant to which Urgently and Parent agreed, subject to certain exceptions, to keep confidential any non-public, proprietary or confidential information about the other party disclosed in connection with a possible negotiated transaction. Other than with respect to certain customary surviving provisions, the Non- Disclosure Agreement was effective until March 13, 2026, the date on which parties signed the Merger Agreement. The Non-Disclosure Agreement includes a standstill provision that terminates upon the earliest to occur of certain specified events, including the public filing of Urgently’s Annual Report on Form 10-K, entry into certain third-party acquisition agreements, or the filing of a Schedule 14D-9 under specified circumstances, and a one (1) year employee non-solicitation provision. Parent’s obligations with respect to the non-solicitation provision under the Agreement survive termination or expiration of the Non-Disclosure Agreement.

The foregoing summary and description of the material terms of the Non-Disclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Non-Disclosure Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements Between Urgently and its Current and Former Executive Officers, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the Urgently Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Urgently’s stockholders generally. The Urgently Board and the Transaction Committee were aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of each outstanding Urgently RSU Award at the Effective Time;

•	the accelerated vesting of outstanding equity awards held by non-employee directors of Urgently, pursuant to Urgently’s Director Compensation Policy (as defined below); and

•	the potential receipt of severance payments and benefits by the current executive officer under his employment agreement.

Outstanding Shares Held by Current and Former Executive Officers and Directors

If the current and former executive officers and directors of Urgently who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of Urgently as described in the Merger Agreement. As of March 27, 2026, the current and former executive officers and directors of Urgently beneficially owned, in the aggregate, 46,741 Shares (which, for clarity, excludes Shares subject to outstanding Urgently Options).

The following table sets forth (i) the number of Shares beneficially owned as of March 27, 2026, by each of Urgently’s current and former executive officers and directors (which, for clarity, excludes Shares subject to outstanding Urgently Options) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price of $5.50 per Share.

Name of Current and Former Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Matthew Booth	14,263	78,447
Timothy Huffmyer(1)	2,350	12,925
Michael H. Port(2)	—	—
Gina Domanig	7,229	39,760
Suzie Doran	7,229	39,760
James Micali	7,229	39,760
Ryan Pollock	7,885	43,368
Alexandre Zyngier	556	3,058

(1)	Mr. Huffmyer served as Urgently’s Chief Financial Officer until June 6, 2025.

(2)	Mr. Port served as Urgently’s Chief Financial Officer until August 5, 2025.

Treatment of Equity Awards in the Transactions

Treatment of Urgently Options

At the Effective Time, each Urgently Option outstanding and unexercised as of immediately prior to the Effective Time will accelerate vesting in full and be cancelled and converted into and will become a right to receive an amount in cash, without interest and subject to withholding for all required taxes, equal to Urgently Option Consideration. Any Urgently Option for which the exercise price per share attributable to such Urgently Option is equal to or greater than the Offer Price will be cancelled without any cash payment being made in respect thereof. As of March 27, 2026, there were no Urgently Options for which the exercise price per share attributable to such Urgently Option is less than the Offer Price.

Treatment of Urgently RSU Awards

At the Effective Time, each Urgently RSU Award outstanding as of immediately prior to the Effective Time will accelerate vesting in full. After giving effect to such accelerated vesting, at the Effective Time, each outstanding Urgently RSU Award will be canceled in exchange for the right to receive an amount in cash without interest, subject to withholding for all required taxes, equal to the product obtained by multiplying (i) the Offer Price by (ii) the total number of Shares subject to such Urgently RSU Award.

The table below sets forth, for each of Urgently’s current and former executive officers holding Urgently RSUs Awards as of March 27, 2026, (i) the aggregate number of Shares subject to such Urgently RSU Awards and (ii) the value of cash amounts payable in respect of such Urgently RSU Award at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to such Urgently RSU Award (which amounts will be subject to withholding of taxes), based on the Offer Price of $5.50 per Share.

Name of Executive Officer	Number of Urgently RSUs (#)	Cash Consideration for Urgently RSUs ($)
Matthew Booth	45,124	248,182
Timothy Huffmyer(1)	—	—
Michael H. Port(2)	—	—

(1)	Mr. Huffmyer served as Urgently’s Chief Financial Officer until June 6, 2025.
(2)	Mr. Port served as Urgently’s Chief Financial Officer until August 5, 2025.

Treatment of the Urgently Equity Plans

The Merger Agreement provides that Urgently and the Urgently Board will take all action within their power and authority reasonably necessary to effect the cancellation of the Urgently Options and Urgently RSU Awards, and all Urgently RSU Awards and all Urgently Equity Plans will terminate as of the Effective Time (subject to the consummation of the Merger).

Treatment of Urgently ESPP

The Merger Agreement provides that, as soon as reasonably practicable following the date of the Merger Agreement, Urgently will take all actions necessary to (i) provide that no new individuals will be permitted to enroll in the ESPP following the date of the Merger Agreement; (ii) cause any offering period or purchase period under the ESPP that otherwise would be outstanding at the Effective Time to be terminated no later than the Closing Date, but prior to the Effective Time; (iii) make any adjustments that may be necessary or advisable to reflect the shortened offering period or purchase period, but otherwise treat such shortened offering period or purchase period as a fully effective and completed offering period or purchase period for all purposes pursuant to the ESPP; (iv) not allow any increase in the amount of participants’ payroll deduction elections under the ESPP during the offering period or purchase period that is in effect on the date of the Merger Agreement from those in effect on the date of the Merger Agreement; (v) cause the exercise (as of no later than one business day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP; and (vi) provide that no further offering period or purchase period will commence pursuant to the ESPP upon or after the date of the Merger Agreement. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), Urgently will terminate the ESPP.

Employee Matters

The Surviving Corporation or one of its subsidiaries will (and Parent will cause the Surviving Corporation or one of its subsidiaries to) continue the employment of all employees of Urgently and its subsidiaries as of immediately following the Effective Time and, after the Effective Time and ending on the one (1) year anniversary thereof, or, if earlier, until the date of termination of the Continuing Employee (as defined in the Merger Agreement), the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) either (i) maintain for the benefit of each Continuing Employee Urgently Benefit Plans and any other employee benefit plans or other compensation (other than transaction-related incentives, change-in-control arrangements, long-term incentive compensation, severance benefits and the opportunity to participate in equity-based benefits) (the “Excluded Benefits”) of the Surviving Corporation or any of its subsidiaries (the “Company Plans”) on terms and conditions that are substantially comparable in the aggregate to such benefits provided to similarly situated employees of Parent; (ii) provide compensation and benefits (other than the Excluded Benefits) to each Continuing Employee that, taken as a whole, are substantially comparable in the aggregate to the compensation and benefits (other than the opportunity to participate in equity-based benefits and individual employment agreements) provided to similarly situated employees of Parent (“Comparable Plans”); or (iii) provide some combination of Company Plans and Comparable Plans such that each Continuing Employee receives compensation and benefits (other than the Excluded Benefits) that, taken as a whole, are substantially comparable in the aggregate to the compensation and benefits (other than the Excluded Benefits) provided to similarly situated employees of Parent. In each case, base compensation and target incentive compensation opportunity will not be decreased for a period of one year following the Effective Time for any Continuing Employee employed during that period.

At or after the Effective Time, Parent will, or will cause the Surviving Corporation or any other subsidiary of Parent to, use commercially reasonable efforts to cause to be granted to the Continuing Employees credit for all service with Urgently and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, Parent will, or will cause the Surviving Corporation or any other subsidiary of Parent to, use commercially reasonable efforts to provide that (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by Parent and its subsidiaries (other than the Urgently Equity Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any New Plan replaces coverage pursuant to a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any Continuing Employee, Parent will, or will cause the Surviving Corporation or any subsidiaries of Parent to, cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and Parent will, or will cause the Surviving Corporation or any subsidiaries of Parent to, cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, co-payments, coinsurance, offset and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, will not be subject to accrual limits or other forfeiture and will not limit future accruals.

Executive Employment Agreements

For purposes of this Schedule 14D-9, Urgently’s current executive officer is Matthew Booth. Urgently’s named executive officers consist of Matthew Booth and two former executive officers, Timothy Huffmyer, our Former Chief Financial Officer and Michael H. Port, our former Chief Financial Officer. Mr. Huffmyer served as our Chief Financial Officer during fiscal 2025 until June 6, 2025, and Mr. Port served as our Chief Financial Officer from June 6, 2025 until August 5, 2025.

Employment Agreement with Matthew Booth

Urgently entered into an amended and restated executive employment agreement with Mr. Booth on January 27, 2025 (the “Booth Executive Employment Agreement”). Mr. Booth’s employment agreement has no specific term and provides that Mr. Booth is an at-will employee. Mr. Booth is eligible for an annual base salary of $500,000 and a target annual bonus opportunity of up to $350,000.

In the event that Mr. Booth’s employment is terminated without “cause” or Mr. Booth resigns with “good reason” other than within three months prior to or 12 months following the effective date of a “change in control,” Mr. Booth will be eligible for:

•	continuing payment of (x) his then-current base salary for a period of 12 months plus (y) his target bonus assuming target performance, less all applicable withholdings and deductions; and

•	paid coverage under our group health plans for up to 6 months.

In the event of Mr. Booth’s employment is terminated without “cause” or Mr. Booth resigns with “good reason” within three months prior to or twelve (12) months following the effective date of a “change in control,” Mr. Booth will be eligible for the payments and benefits described above, provided that the cash severance shall be multiplied by two (2) and paid in a lump sum, and accelerated vesting and exercisability of all of his outstanding equity awards. Pursuant to Mr. Booth’s employment agreement, the foregoing severance benefits are subject to Mr. Booth signing, delivering and not revoking a separation agreement that includes, among other terms, an effective general release of claims in our favor and in favor of our affiliates and representatives, in the form presented by us within the time in such separation agreement, which shall be no longer than 60 days following the date of his termination of service.

The foregoing summary and description of the material terms of the Booth Executive Employment Agreement does not purport to be complete and is qualified in their entirety by reference to the full text of the Booth Executive Employment Agreement, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Timothy Huffmyer

Mr. Huffmyer served as Urgently’s Financial Officer until June 6, 2025, when his employment terminated. In connection with his termination of employment, we entered into an Advisor Agreement (the “Advisor Agreement”) with Mr. Huffmyer effective June 6, 2025, pursuant to which Mr. Huffmyer would continue to provide certain transitional services to us. For so long as it remains in effect, Mr. Huffmyer will receive $250.00 per hour for up to four hours per week during this period as compensation for his services.

The foregoing summary and description of the material terms of the Advisor Agreement does not purport to be complete and is qualified in their entirety by reference to the full text of the Advisor Agreement, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Michael H. Port

Mr. Port served as Urgently’s Chief Financial Officer from June 6, 2025 until August 5, 2025. In connection with his appointment as Urgently’s Chief Financial Officer, Urgently entered into a promotion letter agreement with Mr. Port dated May 27, 2025 (the “Promotion Letter”). The Promotion Letter provided that Mr. Port would receive: (i) an initial annual base salary of $300,000, (ii) an annual target bonus of up to 30% of his base salary, prorated for 2025, (iii) a one-time bonus of $50,000, to be paid on February 1, 2026, subject to Mr. Port’s continued service through February 1, 2026, and (iv) restricted stock units under the 2023 Equity Incentive Plan covering 5,000 shares of Urgently Common Stock (the “RSUs”) scheduled to vest on February 1, 2026. The Promotion Letter further provided that, in the event that Mr. Port’s employment was terminated involuntarily without “cause” (as defined in the Promotion Letter) prior to February 1, 2026, the one-time bonus would be accelerated and paid to Mr. Port in full within 30 days of his final day of employment (the “Severance Benefits”), and the RSUs would accelerate vesting effective as of his final day of employment, subject to Mr. Port’s execution of Urgently’s standard form of severance agreement and release of claims. In connection with his termination of employment effective August 5, 2025, we entered into a separation agreement and release with Mr. Port dated August 9, 2025 (the “Separation Agreement”). The Separation Agreement provided for consideration to Mr. Port in the form of the Severance Benefits and included a release of claims in our favor and other customary terms.

The foregoing summary and description of the material terms of the Separation Agreement and Promotion Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Letter and Promotion Letter, which are filed as Exhibit (e)(9) and Exhibit (e)(10), respectively.

Director Compensation Policy

Urgently has granted certain equity awards under Urgently’s 2023 Equity Incentive Plan (the “Urgently 2023 Plan”), including in accordance with the terms of Urgently’s Outside Director Compensation Policy (the “Director Compensation Policy”) that are outstanding and held by Urgently’s non-employee directors. Pursuant to the Urgently 2023 Plan and the Director Compensation Policy, equity awards granted to Urgently’s non-employee directors will accelerate vesting in full upon a “change in control.” The Merger Closing will be a “change in control” within the meaning of the Urgently 2023 Plan or the terms of the award.

Future Arrangements

It is possible that employees of Urgently who remain employed following the Closing Date, including the executive officers, will enter into new compensation arrangements or consulting agreements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities or consulting engagements were negotiated between members of Urgently and Parent.

Section 16 Matters

Urgently, the Urgently Board and the Transaction Committee have, to the extent necessary and in accordance with the Merger Agreement, taken all actions reasonably necessary to approve, for purposes of Rule 16b-3 promulgated under of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation to (i) honor and fulfill all rights to indemnification existing in favor of the current or former directors or officers of Urgently for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent and (ii) cause the organizational documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable as the corresponding provisions set forth in the organizational documents of Urgently as of the date of the Merger Agreement, in the case of each of clauses (i) and (ii), for a period of six years.

At or prior to the Effective Time, Urgently has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the Merger Agreement and the Transactions) for the period beginning upon the expiration date of the Offer and ending six (6) years from the Effective Time in favor of the current or former directors or officers of Urgently; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 150% of the aggregate annual premium payable by Urgently for coverage pursuant to its most recent renewal under the D&O Insurance (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by Urgently, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event Urgently does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six (6) years from the Effective Time, Parent shall either purchase such “tail” insurance policies or Parent will cause to be maintained in effect Urgently’s current directors’ and officers’ liability insurance covering each person currently covered by Urgently’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that in no event will Parent or Urgently be required to pay annual premiums for insurance in excess of 150% of the amount of the annual premiums currently paid by Urgently for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 150% amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Transaction Committee and the Urgently Board

On March 13, 2026, the Transaction Committee held a meeting at which the Transaction Committee unanimously (i) determined that the terms of the Offer, the Merger and the Transactions are fair to, and in the best interests of, Urgently and Urgently’s stockholders, and (ii) recommended that the Urgently Board (A) determine that the terms of the Offer, the Merger and the Transactions are fair to, and in the best interests of, Urgently and Urgently’s stockholders, (B) duly authorize and approve the execution, delivery and performance by Urgently of the Merger Agreement and the consummation by Urgently of the Transactions, (C) declare the Merger Agreement and the Transactions advisable and (D) recommend that Urgently’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

After the Transaction Committee meeting on March 13, 2026, the Urgently Board held a meeting at which the Urgently Board (A) determined that the terms of the Offer, the Merger and the Transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Urgently and its stockholders; (B) determined that it is in the best interests of Urgently and its stockholders, and declared it advisable, to enter into the Merger

Agreement; (C) approved the execution and delivery by Urgently of the Merger Agreement, the performance by Urgently of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the Transactions upon the terms and subject to the conditions contained therein; and (D) resolved to recommend that Urgently stockholders accept the Offer and tender their shares of Urgently Common Stock to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Transaction Committee and the Urgently Board,” based on the recommendation of the Transaction Committee, the Urgently Board recommends that Urgently’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A press release, dated March 13, 2026, issued by Urgently announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the Transaction Committee, the Urgently Board, their representatives or other parties.

The Urgently Board regularly evaluates Urgently’s strategy, capital structure, direction, opportunities and business plans with a view toward strengthening Urgently’s business and protecting stockholder value. As part of this evaluation, the Urgently Board has considered a variety of strategic alternatives, including continuations of, and potential improvements to, Urgently’s business plan, potential acquisitions, divestitures, business combinations, capital raising activities, debt financings, recapitalizations and restructurings and the sale of Urgently under the appropriate circumstances. As part of these evaluations, the Urgently Board regularly reviews developments and challenges in Urgently’s business, the competitive landscape, the macroeconomic environment and financial markets, as well as developments and challenges in the roadside and mobility assistance markets.

In June 2024, Urgently engaged an outside advisor, Alchemy Advisors, LLC (“Alchemy”), to provide corporate development and other consulting advice, including with respect to Urgently’s exploration of strategic alternatives. Urgently selected Alchemy because of their expertise in the mobility assistance industry and familiarity with Urgently.

That same month, Urgently began discussions with a competitor (“Party A”) regarding a potential sale of Urgently in a “go-private” transaction. The following month, the parties executed a mutual nondisclosure agreement and representatives of Urgently and Party A held initial in-person meetings. Party A’s diligence continued through February 2025, when it delivered a non-binding offer to acquire Urgently for a total enterprise value of $58 - $60 million. The Urgently Board rejected that proposal and ended discussions with Party A at that time.

In January and February 2025, Urgently entered into (i) a new asset-based revolving credit facility (the “MidCap ABL”) with the lenders party thereto and MidCap Funding IV Trust (“MidCap”), as agent (the “MidCap Credit Agreement”) and (ii) the Eighth Amendment (the “Eighth Amendment”) to Loan and Security Agreement among Urgently, certain of its subsidiaries, the lenders party thereto (the “2L Lenders”), and Alter Domus (US) LLC, as administrative agent and collateral agent (as amended, the “2L Term Loan”), to modify the interest rate of the 2L Term Loan and extend the maturity date from March 31, 2025 to July 31, 2026. Urgently used the MidCap ABL proceeds to retire other indebtedness. Following the Eighth Amendment the Urgently Board established the Transaction Committee to evaluate and, as appropriate, recommend to the Urgently Board, potential financial or strategic alternatives. The Urgently Board established the Transaction Committee in light of the benefits of having a subset of directors oversee and direct evaluation of such matters on short notice. The

Urgently Board designated Alexandre Zyngier, James M. Micali and Ryan Pollock, each an independent and disinterested director, as members of this Transaction Committee. The Urgently Board retained the power and authority to approve any transaction and remained actively involved.

On March 19, 2025, The Nasdaq Stock Market LLC (“Nasdaq”) notified Urgently that it no longer satisfied the minimum net income requirement under applicable listing rules and did not meet the alternative continued listing standards based on market value of listed securities or stockholders’ equity. In addition, at this time Urgently faced significant, near-term liquidity constraints and risked breaching minimum liquidity covenants under both the MidCap ABL and the 2L Term Loan.

Between March and November 2025, the Transaction Committee and the Urgently Board met frequently to review financial and strategic alternatives and directed management to identify financial and other advisors to assist with these evaluations. With direction and oversight by the Urgently Board and the Transaction Committee, management and Alchemy, later joined by Pericles Capital Advisors, LLC (“Pericles”) (whose services are offered through Seaport Global Securities LLC, member of FINRA / SPICS (“Seaport”)), contacted potential counterparties regarding financing, recapitalization and sale transactions. The Urgently Board instructed Pericles and Alchemy to focus on transaction structure and timing, third-party consent requirements, the possibility of regaining Nasdaq listing standards compliance and the ability of Urgently to repay or equitize outstanding debt in their discussions. Given that any recapitalization that equitized debt required lender consent, management and Pericles remained in regular contact with Urgently’s lenders, including holders of Urgently’s 2022A unsecured convertible promissory notes (the “2022 Convertible Notes” and the holders, the “2022 Convertible Noteholders”), which remained outstanding after their June 30, 2024 maturity because the MidCap ABL and 2L Term Loan subordination provisions prohibited repayment. Given Urgently’s significant debt obligations and limited cash, the Transaction Committee also evaluated out-of-court restructuring and in-court bankruptcy scenarios and concluded that common stockholders were not expected to receive any value for their Shares in either case. Between February and November 2025, the Transaction Committee, with the advice of management, Pericles and Alchemy, evaluated, contacted or received inbound interest from 34 parties, executed confidentiality agreements with 32 of them (4 with customary standstill provisions and 28 without) and received three preliminary, nonbinding term sheets.

In July 2025, Urgently evaluated a potential equity financing from an investor interested in acquiring Urgently’s public listing but not continuing operations. During the same period, investors affiliated with Mr. Pollock (“Party B”) proposed a spin-out transaction that would capitalize Urgently’s ongoing operations through an equity financing and result in Urgently becoming a separate, private entity. Later that month, the investor interested in acquiring Urgently’s public listing notified Urgently it was no longer pursuing the transaction due to external market factors.

On August 7, 2025, following a discussion at a meeting of the Urgently Board, held with members of management and representatives of Alchemy and Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), outside counsel to Urgently, also present, Urgently executed an engagement letter with Seaport, effective as of July 30, 2025 (the “Seaport Engagement Letter”), pursuant to which Pericles would serve as financial advisor to Urgently for the exploration of financial and strategic alternatives. Urgently selected Pericles, through Seaport, based on their qualifications, familiarity with Urgently and experience in advising companies in similar situations.

On October 15, 2025, Urgently received a nonbinding term sheet from a potential third-party lender (the “Prospective Lender”) to partially refinance between $26.4 million and $30.0 million of the 2L Term Loan, conditioned on partial equitization of the 2L Term Loan and 2022 Convertible Notes, to which Urgently provided revisions on October 17, 2025.

In October 2025, members of Urgently’s management and Pericles and Alchemy negotiated with the 2L Lenders regarding a potential discount and equitization of a significant portion of the 2L Term Loan and 2022 Convertible Notes, reporting regularly to the Transaction Committee. The Transaction Committee, together with management and Urgently’s advisors, concluded that given the amount of outstanding debt and creditor priority, this partial equitization, if consummated, would have left Urgently’s stockholders with little or no residual value.

On October 21, 2025, the 2L Lenders delivered a non-binding proposal for an equitization of a significant portion of the 2L Term Loan.

On October 23, 2025, Urgently appeared before a Nasdaq hearing panel to present its plan to regain compliance with the continued listing standards. Following the hearing, the Nasdaq panel extended Urgently’s compliance period to February 16, 2026.

On November 5, 2025, the Urgently Board held a meeting, with members of management and representatives of Pericles, Alchemy and Wilson Sonsini attending. The Urgently Board reviewed investor outreach, the 2L Lenders’ October 21, 2025 proposal, and the Prospective Lender’s October 15, 2025 proposal. At the meeting, Mr. Pollock, at the invitation of the Urgently Board, outlined a potential Party B-led “go-private” transaction and then recused himself. After discussion, the Urgently Board determined that the Prospective Lender’s October 15, 2025 proposal and partial equitization of the 2L Term Loan was the most promising alternative available to Urgently, directed management and Urgently’s advisors to continue negotiations, and requested additional details on Party B’s proposed transaction. To preserve independence, the Urgently Board removed Mr. Pollock from the Transaction Committee. Mr. Pollock recused himself from further meetings of the Urgently Board with respect to strategic transactions.

From November 6 through November 19, 2025, members of management, with the assistance of Alchemy, Pericles and Wilson Sonsini, negotiated with each of the 2L Lenders and their counsel, the Prospective Lender, and Party B.

On November 17, 2025, Urgently and Party B executed a mutual nondisclosure agreement to facilitate diligence.

On November 20, 2025, Party B submitted a nonbinding letter of intent to the Urgently Board to acquire Urgently in a “go-private” transaction for $2.50 per share in cash, to issue $27.0 million of new equity to the 2L Lenders, and issue up to $20.0 million of new debt to settle the 2L Term Loan at a discount. Party B also proposed up to $2.5 million in cash to settle the 2022 Convertible Notes. Based on the foregoing, representatives of Pericles estimated an implied total enterprise value of approximately $80.0 million. Party B’s nonbinding letter of intent included a 60-day exclusivity period. During concurrent discussions, the 2L Lenders informed Urgently that they could not equitize the 2L Term Loan under the terms Party B required but could be supportive of refinancing the 2L Term Loan with the Prospective Lender.

On November 23, 2025, the Transaction Committee held a meeting, also attended by members of management, and representatives of Pericles, Alchemy and Wilson Sonsini. At this meeting, the Transaction Committee reviewed Party B’s nonbinding letter of intent and the 2L Term Loan refinancing with the Prospective Lender. The Transaction Committee directed management to continue negotiating the refinancing while continuing discussions with Party B.

On November 24, 2025, the Prospective Lender notified representatives of Urgently that it was no longer interested in pursuing the 2L Term Loan refinancing.

In early December 2025, members of Urgently management and Urgently’s advisors, at the direction of the Transaction Committee, held meetings with representatives of Party B to discuss Party B’s proposal and conduct preliminary due diligence. Urgently requested Party B increase its offer to fund at least $5.0 million of ongoing operating expenses and increase the per-share consideration.

On December 11, 2025, the Transaction Committee held a meeting, also attended by members of management, and representatives of Pericles, Alchemy and Wilson Sonsini. During the meeting, the Transaction

Committee reviewed recent negotiations with Party B. Given the Prospective Lender’s withdrawal from the process and Party B’s proposal to partially equitize the debt, the Transaction Committee also evaluated restructuring or bankruptcy alternatives, especially because Party B would not fund operating expenses or raise its price.

On December 15, 2025, Party B submitted to the Urgently Board a revised draft nonbinding letter of intent, which included an equity commitment letter and a term sheet with the 2L Lenders to settle the 2L Term Loan, but without an increased price. That same day, Urgently engaged Young Conaway Stargatt & Taylor, LLP (“Young Conaway”) as outside legal counsel, for restructuring, bankruptcy, refinancing or acquisition advice.

On December 16, 2025, the Transaction Committee held a meeting, also attended by members of management, and representatives of Pericles, Alchemy, Wilson Sonsini and Young Conaway. During the meeting, the Transaction Committee reviewed the terms of Party B’s revised proposal and discussed the implied premium relative to Urgently’s recent share price and the partial repayment and equitization of debt. The Transaction Committee directed Young Conaway to prepare a side-by-side analysis of Party B’s proposal against a prepackaged bankruptcy reorganization plan.

Also on December 16, 2025, Urgently received an informal inquiry from Evercore Group L.L.C. (“Evercore”), financial advisor to Parent, regarding Parent’s potential interest in an acquisition of Urgently.

On December 17, 2025, Mr. Jeffrey Wolk, vice president and director of Parent, sent an email to Mr. Booth to arrange a discussion regarding Parent’s potential interest in an acquisition of Urgently.

Between December 17 and December 22, 2025, representatives of Urgently, Young Conaway and Party B and its advisors negotiated the nonbinding letter of intent, including exclusivity.

On December 19, 2025, Mr. Booth had a discussion with Mr. Wolk, during which Mr. Wolk sought to gauge Urgently’s interest in a potential acquisition. On the same day, at the direction of Urgently’s management, representatives of Pericles held discussions with representatives of Parent to encourage Parent to submit a nonbinding letter of intent with a total enterprise value high enough to enable a full cash settlement of Urgently’s outstanding indebtedness, cover Urgently’s operating expenses, and provide a meaningful premium to the historical trading price of Urgently Common Stock.

On December 21, 2025, Mr. Booth sent an email to Mr. Wolk indicating that the Urgently Board would like to consider a potential acquisition and requesting that Parent provide a letter of intent to Urgently.

On December 22, 2025, the Transaction Committee held a meeting, also attended by members of management, and representatives of Pericles, Alchemy, Wilson Sonsini and Young Conaway. The Transaction Committee reviewed Party B’s proposal, including exclusivity terms and the possibility of debtholder acceptance. The Transaction committee also reviewed discussions with Evercore and Parent and directed Pericles to assess Parent’s interest in, and timing for, executing an acquisition of Urgently.

On December 23, 2025, Parent submitted a nonbinding letter of intent to the Urgently Board to acquire Urgently for a total enterprise value of $75.0- $85.0 million, with an exclusivity period through February 16, 2026 and requiring customer diligence.

On December 24, 2025, representatives of Pericles notified representatives of Parent that Parent’s proposal was insufficient to settle Urgently’s outstanding indebtedness, cover Urgently’s operating expenses, and provide a meaningful premium to the historical trading price of Urgently Common Stock, and encouraged Parent to negotiate a nondisclosure agreement to allow Urgently to share more information about its liabilities and obligations.

On December 26, 2025, the Transaction Committee held a meeting, also attended by members of management, and representatives of Pericles, Alchemy, Wilson Sonsini and Young Conaway. The Transaction Committee reviewed Parent’s proposal, including the need for significant lender discounts to deliver value to stockholders. The Transaction Committee also discussed how much customer diligence to permit given competitive sensitivities, reviewed Party B’s unwillingness to increase its offer to fund operating expenses, and discussed whether to reengage with Party A.

Also on December 26, 2025, representatives of Wilson Sonsini and Morgan, Lewis & Bockius LLP (“Morgan Lewis”), outside counsel to Parent, held a meeting to discuss potential threshold matters in connection with a potential acquisition.

On December 27, 2025, at the direction of the Transaction Committee, representatives of management and Alchemy held a teleconference with representatives of Party A to discuss the potential synergies between Urgently and Party A.

On December 29, 2025, the Urgently Board held a meeting, also attended by members of management, and representatives of Pericles, Alchemy, Wilson Sonsini and Young Conaway. During the meeting, the Urgently Board reviewed the proposals from Party B and Parent, discussed the alternatives of an acquisition or a plan of bankruptcy, including that in any bankruptcy Urgently’s common stockholders would not be expected to receive any value for their Shares, and considered stockholder approval requirements and timing for an acquisition.

Also on December 29, 2025, representatives of Parent held a meeting with representatives of Pericles regarding certain material workstreams of a potential acquisition, including, among other items, the due diligence process.

On December 30, 2025, Urgently and Parent executed a mutual nondisclosure agreement.

That same day, Party A delivered an updated due diligence request list and on January 5, 2026, the parties executed an amended and restated mutual nondisclosure agreement.

Between January 2 and January 3, 2026, representatives of Urgently and Parent met to discuss due diligence.

On January 6, 2026, the Transaction Committee held a meeting, also attended by members of management, and representatives of Pericles, Alchemy, Wilson Sonsini and Young Conaway. The Transaction Committee reviewed the status of discussions with Party A, Party B and Parent, including diligence and valuation, and instructed management and its advisors to continue engagement with all three parties.

Between January 6 and January 7, 2026, representatives of Urgently and Parent held discussions regarding the strategic rationales and potential value drivers of an acquisition.

Between January 6 and January 8, 2026, representatives of Pericles and Evercore discussed the minimum total enterprise value needed for the full cash settlement of Urgently’s outstanding debt and operating expenses and a premium to the trading price of Urgently Common Stock that would likely enable the transaction to be supported by the holders of Urgently Common Stock.

On January 9, 2026, Parent submitted a revised proposal to the Urgently Board with a $90.0- $95.0 million total enterprise value. The Transaction Committee held a meeting that same day, also attended by members of management, and representatives of Pericles, Alchemy, Wilson Sonsini and Young Conaway. The Transaction Committee reviewed this proposal, including with respect to the trading premium shortfall and full cash settlement of Urgently’s outstanding debt.

On January 12, 2026, the Urgently Board held a meeting, also attended by members of management and representatives of Pericles, Alchemy, Wilson Sonsini and Young Conaway. The Urgently Board reviewed the status of negotiations with Party A, Party B and Parent. Following discussion, the Urgently Board directed management and its representatives to launch an auction process. Following this meeting, Pericles informed all bidders that $105 million was the minimum total enterprise value the Urgently Board would consider because that threshold enabled full cash settlement of debt and operating expenses and provided stockholders a premium to the 30-day volume-weighted average trading price of Urgently Common Stock.

On January 14, 2026, Party A submitted a nonbinding letter of intent to the Urgently Board to acquire Urgently for $100 million in total enterprise value, with exclusivity through February 28, 2026.

The Transaction Committee held a meeting the same day, also attended by members of management and representatives of Pericles, Alchemy, Wilson Sonsini and Young Conaway. The Transaction Committee reviewed Party A’s proposal, taking into account the likelihood of execution, timing and value relative to Parent, and directed Pericles to request final proposals from each bidder by January 21, 2026.

On January 16, 2026, representatives of Wilson Sonsini provided a revised draft of Parent’s January 9, 2026 proposal to representatives of Morgan Lewis.

On January 21, 2026, Urgently received final nonbinding letters of intent from Party A, Party B and Parent. Party B proposed a $106.0 million enterprise value, an implied price per share of $5.00 for holders of Urgently Common Stock after the debt restructuring, $30.0 million of new equity to the 2L Lenders and refinancing (rather than repayment) of the remaining $52.0 million 2L Term Loan balance, a $4.275 million cash settlement for the 2022 Convertible Noteholders, and a 30-day exclusivity period, with 10-day auto-extensions. Party B’s revised proposal also required lender consent. Party A and Parent each proposed all-cash total enterprise value offers of $105.0 million and an implied price per share of $4.79 for holders of Urgently Common Stock after debt repayment, full repayment of the 2L Term Loan and full repayment of principal plus accrued interest on the 2022 Convertible Notes. Party A’s proposal included a 40-day exclusivity period without extension. Parent’s proposal included a 14-day exclusivity period, with one seven-day auto-extension.

On January 22, 2026, the Transaction Committee held a meeting, also attended by members of management and representatives of Pericles, Alchemy and Wilson Sonsini. The Transaction Committee evaluated the three proposals, including with respect to valuation, customer and employee retention risks, lender support requirements, execution and closing certainty and the risk of agreeing to the proposed exclusivity period. Also on January 22, 2026, representatives of Urgently discussed the terms of the revised proposals with legal counsel to the 2L Lenders.

On January 23, 2026, legal counsel to the 2L Lenders informed representatives of Wilson Sonsini that, given the lack of full recovery to the 2L Lenders under Party B’s proposal and the customer due diligence requested by Parent, the 2L Lenders would agree to the request to forego up to 60 days of interest accruing between February 28, 2026 and closing of a transaction with Party A.

Also on January 23, 2026, the Urgently Board held a meeting, also attended by members of management, and representatives of Pericles, Alchemy and Wilson Sonsini. During the meeting, the Urgently Board reviewed the terms of the three proposals, including Party B’s increased offer, the expected treatment of Urgently’s debt and execution risk. The Urgently Board also discussed, with the advice of counsel, the risks to Urgently of agreeing to exclusivity and whether any party would continue negotiations without exclusivity. Following discussion, the Urgently Board directed management to continue to negotiate with Party A to limit exclusivity terms and approved executing a nonbinding letter of intent with Party A on substantially the terms presented to the Urgently Board.

Between January 23 and January 29, 2026 the Urgently Board and the Transaction Committee met regularly to review negotiations and to direct its representatives and advisors. Following these directions, Urgently management, with the assistance of Urgently’s advisors and counsel, continued to negotiate with Party A and reached an agreement in principle with the 2022 Convertible Noteholders in connection with Party A’s proposal. Legal counsel to the 2L Lenders advised that, so long as other proposals were viable (providing a near full cash repayment of the 2L Term Loan), such as the proposals put forth by Party A and Parent, the 2L Lenders did not support Party B’s proposal due to the discount and lack of cash consideration. The Transaction Committee therefore focused on negotiating with Party A and Parent.

On January 29, 2026, the Urgently Board reaffirmed its support for negotiating with Party A and approved execution of the nonbinding letter of intent that included a commitment to negotiate exclusively with Party A for 20 days, with an automatic extension for up to two successive 10-day periods, and with certain fallaway provisions, including if Party A decreased the offer price or introduced closing conditions beyond those set forth in the letter of intent.

On January 29, 2026, representatives of Urgently notified Party B and Parent that exclusivity obligations prevented further negotiations.

On January 30, 2026, Parent submitted a revised proposal to the Urgently Board, with a total enterprise value of $110.0 million. Representatives of Urgently did not engage with Parent in light of its exclusivity obligations.

On January 30, 2026, representatives of Wilson Sonsini sent Party A a draft merger agreement.

On February 1, 2026, the Transaction Committee held a meeting, also attended by members of management and representatives of Pericles, Alchemy and Wilson Sonsini. During the meeting, the Transaction Committee discussed Parent’s revised letter of intent, and the exclusivity and negotiation status with Party A.

On February 6, 2026, representatives of Evercore contacted representatives of Pericles to reaffirm Parent’s continued interest in acquiring Urgently, and Pericles notified Evercore that Urgently was unable to engage due to the exclusivity period with Party A.

On February 11, 2026, representatives of Wilson Sonsini received revisions to the draft merger agreement from Party A. The revised draft included closing conditions with respect to customer retention.

On February 12, 2026, legal counsel to the 2L Lenders notified representatives of Wilson Sonsini and Pericles that the 2L Lenders would grant a limited maturity extension concurrent with Urgently signing the definitive merger agreement with Party A, subject to certain terms and conditions, which would allow Urgently to avoid a default under the 2L Term Loan and cross-default under the MidCap ABL.

On February 13, 2026, Urgently requested from Nasdaq a further extension of Urgently’s compliance period to March 16, 2026, which Nasdaq granted on February 17, 2026.

Through February 17, 2026, the Transaction Committee continued to meet and review with management and its advisors the terms of the draft merger agreement with Party A. At the instruction of the Transaction Committee, Urgently management and its advisors negotiated with the 2022 Convertible Noteholders to prepare the definitive documentation to memorialize the terms previously agreed (the “2022 Convertible Notes Agreement”), and requested and received from Nasdaq an extension of Urgently’s compliance period to March 16, 2026. Wilson Sonsini and legal counsel to Party A continued to negotiate the merger agreement.

Also on February 18, 2026, the Urgently Board held a meeting, also attended by members of management and representatives of Pericles, Alchemy and Wilson Sonsini. During the meeting, the Urgently Board reviewed negotiation status, diligence, Party A’s commitment to maintain price in light of Urgently’s settlement agreement with the 2022 Convertible Noteholders, which was premised on a total enterprise value of $105.0 million, recent customer feedback, cash position relative to loan covenants and the Nasdaq extension. The Urgently Board also discussed the risk of delisting from Nasdaq on customer relationships and transaction certainty. The Urgently Board also discussed the revised proposal from Parent and noted the difficulty of completing a transaction with Parent before the Nasdaq delisting and the likely demands of debtholders for higher consideration. Following this discussion, the Urgently Board determined to allow for the automatic extension of exclusivity with Party A and instructed its management and advisors to continue to negotiate with Party A.

From February 19 through February 27, 2026, representatives of Urgently and Party A, along with their respective advisors, continued to negotiate the merger agreement, focusing on customer-retention closing conditions. During this time the 2022 Convertible Noteholders also entered into the 2022 Convertible Notes Agreement. Urgently management and Urgently’s advisors also continued to negotiate the Ninth Amendment (as defined below) and the MidCap Amendment (as defined below).

On February 22, 2026, representatives of Evercore contacted representatives of Pericles to reaffirm Parent’s continued interest in acquiring Urgently, and Pericles notified Evercore that Urgently was unable to engage due to the exclusivity period with Party A.

On February 27, 2026 representatives of Wilson Sonsini, at the instruction of the Transaction Committee, negotiated the remaining merger agreement issues with legal counsel to Party A. That day, the Urgently Board held a meeting also attended by members of management and representatives of Pericles, Alchemy and Wilson Sonsini. At the meeting, the Urgently Board reviewed due diligence status and open issues in the merger agreement, including the customer-retention closing condition, which the Urgently Board deemed unacceptable given the risks related to transaction execution and closing certainty. The Urgently Board discussed exclusivity termination rights based on Party A’s insistence on non-customary closing conditions related to customer retention, given Urgently’s liquidity needs and impending Nasdaq delisting.

On February 28, 2026, the Urgently Board held a meeting, also attended by members of management and representatives of Pericles, Alchemy and Wilson Sonsini. The Urgently Board received an update on the negotiations with Party A and their continued insistence on customer-retention conditionality in the definitive agreement and the associated closing risk. The Urgently Board weighed terminating exclusivity with Party A to engage with Parent, noting Party A’s deviation from the letter of intent and market norms, Urgently’s pressing liquidity needs and the looming Nasdaq delisting deadline. Following discussion, the Urgently Board approved terminating exclusivity with Party A and re-engaging with Parent. Following the meeting, Urgently notified Party A that exclusivity was terminated and notified Parent that Urgently desired to reengage in negotiations. Later that day, representatives of Parent submitted to the Urgently Board a revised proposal, with a total enterprise value of $115.0 million, and a 10-day exclusivity period and a target signing date of March 13, 2026.

Between February 28 and March 12, 2026, representatives of Parent, including its advisors and subject matter experts, conducted due diligence on Urgently’s business and exchanged supplemental requests and responses on follow-up inquiries with representatives of Urgently.

On March 2, 2026, representatives of Wilson Sonsini sent the draft merger agreement to representatives of Parent and Morgan Lewis.

Also on March 2, 2026, representatives of management, Alchemy, Pericles, Parent and Evercore held a teleconference to align on diligence and documentation timelines and discussed proposed final concessions to request from the 2L Lenders and 2022 Convertible Noteholders to ensure a premium for Urgently’s stockholders.

On March 3, 2026, representatives of Wilson Sonsini sent a revised draft of the merger agreement to counsel to Party A. Also on March 3, 2026, representatives of Morgan Lewis provided to representatives of Wilson Sonsini a written list of issues related to the draft merger agreement, which did not include conditionality related to customer retention that had been raised by Party A.

Also on March 3, 2026, representatives of Urgently and Parent held a discussion regarding the potential synergies between Urgently and Parent.

On March 4, 2026, representatives of Company management, Alchemy, Pericles and Evercore held a teleconference to review the open issues in the draft merger agreement provided by Parent. Later that day, representatives of Wilson Sonsini and Morgan Lewis also held a teleconference to further discuss these issues. Also later that day, representatives of Wilson Sonsini provided revisions to the Ninth Amendment to counsel to the 2L Lenders, and representatives of Wilson Sonsini and counsel to MidCap exchanged revised drafts of the MidCap Amendment.

On March 5, 2026, Parent submitted a nonbinding letter of intent to acquire Urgently for $115 million in total enterprise value, with exclusivity through March 15, 2026.

Also on March 5, 2026, the Urgently Board held a meeting also attended by members of management and representatives of Pericles, Alchemy and Wilson Sonsini. At the meeting, the Urgently Board discussed entering into the nonbinding letter of intent with Parent, which included exclusivity through March 13, 2026. The Urgently Board discussed Party A’s insistence on customer-retention conditionality in the Merger Agreement, its unwillingness to increase the price of its offer, and Parent’s readiness to transact quickly. Representatives of Pericles and Alchemy discussed with the Urgently Board recent engagement with the 2L Lenders and their support of Urgently’s strategy. Following discussion, the Urgently Board approved exclusivity with Parent through March 13, 2026 and directed management to execute the letter of intent and negotiate the definitive agreement for review by the Urgently Board.

Later on March 5, 2026, Urgently and Parent entered into the nonbinding letter of intent, with exclusivity through March 13, 2026.

Between March 7 and March 12, 2026, representatives of Morgan Lewis and Wilson Sonsini (i) exchanged a series of revised drafts of the Merger Agreement and held a series of discussions to negotiate various provisions of the Merger Agreement, including representations and warranties, covenants, non-solicitation obligations, termination rights and the amount of the termination fee and (ii) exchanged a series of revised drafts of the ancillary agreements to be delivered in connection with the Merger Agreement, including (a) the form of Tender and Support Agreement, (b) an omnibus amendment to the 2022 Convertible Notes Agreement (the “2022 Convertible Notes Omnibus Amendment”) to settle the 2022 Convertible Notes and waive the change of control premium in exchange for an amendment fee equal to 2% of the principal amount of the 2022 Convertible Notes and a $1 million waiver fee, and (c) the Ninth Amendment and MidCap Amendment.

On March 12, 2026, representatives of Parent notified representatives of Pericles that their proposed total enterprise value of $115 million included an assumed $5 million of certain liabilities, which, following discussion among Pericles and Parent, resulted in an increase in the price per share to Urgently’s stockholders to $5.50. The final Merger Agreement provided for a $5.50 per share cash Offer Price and a $3.0 million termination fee.

Also on March 12, 2026, the Urgently Board held a meeting, with members of management, and representatives of Pericles, Alchemy and Wilson Sonsini attending. Representatives of Wilson Sonsini reviewed with the Urgently Board its fiduciary duties in connection with evaluating strategic alternatives, including the proposed transaction with Parent, and provided an update on the merger agreement and related documents.

Also on March 12, 2026, Urgently and the 2022 Convertible Noteholders entered into the 2022 Convertible Notes Omnibus Amendment.

Later on March 12, 2026, representatives of Parent and Urgently, together with their respective advisors, held a meeting to discuss the remaining unresolved items in the Merger Agreement.

On March 13, 2026, the Transaction Committee held a meeting, with members of the Urgently management and representatives of Pericles, Alchemy and Wilson Sonsini attending. Representatives of Pericles reviewed with the Urgently Board the financial analyses conducted by Pericles, summarized below under “Opinion of Urgently’s Financial Advisor”. Following discussion, the Transaction Committee unanimously (i) determined that the terms of the Offer, the Merger and the Transactions are fair to, and in the best interests of, Urgently and its stockholders, and (ii) recommended that the Urgently Board, (a) determine that it is in the best interests of Urgently and its stockholders, and declare advisable, to enter into the Merger Agreement, (b) determine that the terms of the Merger Agreement and the Transactions are fair to, and in the best interests of, Urgently and its stockholders, (c) approve the execution and delivery by Urgently of the Merger Agreement, the performance by Urgently of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the Transactions upon the terms and subject to the conditions contained in the Merger Agreement, and (d) recommend that Urgently’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Immediately thereafter, the Urgently Board held a meeting, with members of management and representatives of Pericles, Alchemy and Wilson Sonsini attending. During the meeting, representatives of Pericles rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated March 13, 2026 (the “Pericles Opinion”), to the Urgently Board that, as of the date of Pericles’ written opinion and based upon and subject to the factors and assumptions set forth in the Pericles Opinion, the Offer Price to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following discussion, after considering various factors, including those described in this Item 4 under the heading “Recommendation of the Transaction Committee and the Urgently Board,” the Urgently Board (i) determined that it is in the best interests of Urgently and its stockholders, and declared advisable, to enter into the Merger Agreement, (ii) determined that the terms of the Merger Agreement and the Transactions are fair to, and in the best interests of, Urgently and its stockholders, (iii) approved the execution and delivery by Urgently of the Merger Agreement, the performance by Urgently of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the Transactions upon the terms and subject to the conditions contained in the Merger Agreement, and (iv) resolved to recommend that Urgently’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Later on March 13, 2026, the parties executed the Merger Agreement and the Tender and Support Agreements, and Urgently entered into the Ninth Amendment and the MidCap Amendment. Following the conclusion of stock market trading that day, Parent and Urgently issued a joint press release announcing the parties’ entry into the Merger Agreement and the forthcoming Offer.

On March 30, 2026, Purchaser commenced the Offer and Urgently filed this Schedule 14D-9.

Reasons for the Recommendation of the Transaction Committee and the Urgently Board

In evaluating the Offer and the Merger, the Transaction Committee and the Urgently Board consulted with Urgently’s senior management and outside advisors, and the Transaction Committee and the Urgently Board considered and analyzed a number of factors, including the following (which reasons are not necessarily presented in order of relative importance).

The Transaction Committee and the Urgently Board believed that the following material factors and benefits supported their determination and recommendation:

•

Substantial Premium. The current and historical market prices for the Shares, and the fact that the Offer Price represents a premium to recent market prices of the Shares, including an approximately 170.9% premium to Urgently’s closing share price on March 13, 2026, the last trading day prior to the public disclosure of an acquisition of Urgently;

•	Certainty of Value. The fact that the Offer Price is all cash, and the Transactions therefore provide immediate value and liquidity to Urgently’s stockholders for their Shares;

•

Results of Market Check Process. The fact that the Transaction Committee conducted a robust market check, with the assistance of Urgently’s outside legal counsel and advisors, including outreach and discussions with potential parties that were, in the view of the Transaction Committee, with input from Urgently’s management and advisors, reasonably likely to have interest in a potential strategic transaction involving Urgently, and that none of those potential parties offered a transaction that the Transaction Committee or the Urgently Board considered more advantageous to Urgently’s stockholders than the Transactions;

•

Best Offer. The Transaction Committee’s and the Urgently Board’s belief that as a result of the Transaction Committee’s extensive strategic review process and negotiation of the terms of the Transaction, Urgently had obtained an offer that was Parent’s best offer and provided an Offer Price that, as of the date of the Merger Agreement, represented the highest price reasonably obtainable by Urgently under the circumstances;

•

Likelihood of Closing. The likelihood of consummation of the Offer and the Merger on the terms agreed, including the fact that the Merger Agreement contains customary closing conditions for transactions of this type;

•

Inability of Urgently to Operate on a Standalone Basis. After a thorough review of Urgently’s assets, liabilities, and overall financial condition, including its market capitalization and current liquidity position, the Urgently Board’s conclusion that Urgently does not have sufficient cash or available resources to meet its projected operating requirements in the near term and there was a substantial risk of Urgently not being unable to continue operations on a standalone basis absent the completion of a strategic transaction or a significant capital infusion from an external source.

•

Inability to Secure Additional Financing. The fact that Urgently, with the assistance of its advisors, undertook extensive efforts to obtain additional financing from external sources, including both debt and equity, and such efforts were unsuccessful in securing funding on terms acceptable to the Urgently Board or within a timeframe consistent with Urgently’s liquidity needs, and the Urgently Board concluded that the likelihood of obtaining sufficient external financing in the absence of a change of control transaction is remote;

•

Expected Return to Stockholders after Equitization of Debt or Reorganization. The fact that the Transaction Committee and the Urgently Board considered that Urgently’s principal alternative involved either equitization of Urgently’s debt or a reorganization, each of which would likely result in existing equity holders retaining little or no meaningful ownership interest in Urgently, and the belief by the Urgently Board that the Transactions provide an opportunity to maximize value for stockholders;

•

Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the Transaction Committee and of the Urgently Board that the likelihood of completing the Merger is high, particularly in light of the lack of any required regulatory filings and the terms of the Merger Agreement, including the conditions to the Merger Closing being specific and limited;

•

Absence of Material Conflicts on the Transaction Committee and the Urgently Board. The fact that the members of the Transaction Committee and of the Urgently Board will not personally benefit from the completion of the Offer and the Merger in a manner different from Urgently’s public stockholders, except for (i) continuing directors and officers liability insurance coverage, (ii) the acceleration and vesting of Urgently Options and/or Urgently RSU Awards and receipt of the Offer Price and the Merger Consideration in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement, and (iii) the receipt of fees for service on the Transaction Committee or the Urgently Board and its other committees;

•	Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit Urgently to respond to unsolicited third-party alternative acquisition proposals and to terminate the

Merger Agreement in connection with accepting a superior proposal while paying a termination fee that the Transaction Committee and the Urgently Board believed to be reasonable and not preclusive of such a proposal;

•

Minimum Condition. The fact that the Offer and the Merger will not be completed unless the number of Shares validly tendered and not withdrawn equals at least a majority of all then outstanding Shares that are then issued and outstanding, which condition may not be waived;

•

Appraisal Rights. The fact that stockholders of Urgently who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•

Fairness Opinion. The fact that an opinion from Pericles was obtained that, as of March 13, 2026, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Pericles in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares was fair, from a financial point of view, to such holders, as more fully described in this Item 4 under the heading “Opinion of Pericles Capital Advisors, LLC.”

The Transaction Committee and the Urgently Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

•

No Solicitation and Termination Fee. The restrictions in the Merger Agreement on Urgently’s ability to solicit competing transactions (subject to certain exceptions to allow the Transaction Committee and the Urgently Board to exercise their respective fiduciary duties and to accept a superior proposal, and only then, upon payment of a termination fee of $3,000,000);

•

Risk Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, Urgently will have expended extensive time and effort and Urgently’s employees will have experienced significant distractions from their ordinary work on behalf of Urgently, and Urgently’s already constrained liquidity position would likely be further constrained, potentially resulting in a substantial loss of value to Urgently’s stockholders;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Urgently’s cash reserves and operating results should the Transactions not be completed; and

•	Potential Lawsuits. The possibility of lawsuits, actions or proceedings in respect of the Merger Agreement or the Transactions; and

•

Interests of Insiders. The interests that certain directors and executive officers of Urgently may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of Urgently or the interests of Urgently’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Urgently and its Current and Former Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify Urgently’s directors and officers against certain claims and liabilities.

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the Transaction Committee and the Urgently Board in their consideration of the Offer and the Merger. After considering these and other factors, the Transaction Committee and the Urgently Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the Transaction Committee and the Urgently Board, and the complexity of these factors, neither the Transaction Committee nor the Urgently Board found it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their determination and recommendations. Moreover, each member of the Transaction Committee and each member of the Urgently Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the Transaction Committee’s and the Urgently Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

Urgently Management Projections

Certain Financial Projections

Although Urgently has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, Urgently does not, as a matter of course, publicly disclose projections as to future performance, revenues, earnings or other results, given, among other reasons, the unpredictability of underlying assumptions and estimates and the inherent difficulty of forecasting future performance.

As part of the Urgently Board’s evaluation of a potential sale of Urgently, other strategic alternatives and its standalone plan, Urgently management prepared, at the direction of the Urgently Board, and reviewed with the Urgently Board, certain non-public, unaudited cash forecasts for March through May 2026 (the “Cash Forecast”) and unaudited financial projections for Urgently from 2025 through 2029 (the “2025-2029 Projections”), and together with the Cash Forecast, the “Projections”). The Urgently Board reviewed, on a regular basis, Urgently’s financial status and operations, including cash forecasts. As Urgently evaluated various strategic alternatives, it focused primarily on the need for a debt refinancing, a strategic transaction or a recapitalization but also took into consideration the Cash Forecast. The Projections were provided to, and approved by, the Urgently Board, for use and reliance by Pericles in connection with its financial analysis and opinion to the Urgently Board, as described in “Item 4. The Solicitation or Recommendation — Opinion of Pericles Capital Advisors, LLC.” For more information on the preparation, review and use of the Projections, see “Item 4. The Solicitation or Recommendation — Background of the Offer and the Merger.” The Projections were not provided to Parent or Purchaser.

The Projections are set forth below.

Cash Forecast:

Note, the Cash Forecast contemplates Urgently operating as a standalone entity without accounting for any strategic transaction, recapitalization, sale or restructuring.

(dollars in thousands)	March 2026	April 2026	May 2026
Beginning Cash Balance	$3,582	$1,127	$83
Loan Advance and Collections(1)	10,578	9,921	13,011
Operating Expense Payments	(5,175)	(3,565)	(4,004)
Service Provider Payments	(7,858)	(7,400)	(9,250)

Unrestricted Cash	$1,127	$83	$(160)

ABL Availability (Forecast) (2)	$2,502	$2,969	$2,324

Liquidity - End of Month	$3,628	$3,052	$2,163

(1)	Includes collections of accounts receivable from partners and weekly borrowings under the MidCap ABL, offset by automatic repayments applied to reduce the outstanding MidCap ABL balance.
(2)

The amount available to be drawn under the MidCap ABL as of the end of the reporting period, based on the borrowing base calculation, which is primarily driven by billed and unbilled accounts receivable balances at that point in time.

2025-2029 Projections:

The material assumptions of the 2025-2029 Projections include, among other things: (i) an out-of-court recapitalization (equitization of debt and new capital raise of $35,000,000) or alternatively bankruptcy occurring in fiscal year 2026 and eliminating the existing common stockholders, (ii) the availability of debtor-in-possession financing to bridge Urgently’s operations during bankruptcy proceedings, (iii) bankruptcy professional/administrative fees spread across 2026, (iv) negative impact of bankruptcy on customer retention, significantly reduced job volume and protracted recovery emerging from bankruptcy between 2026-2028 and (v) future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond Urgently’s control.

	Fiscal Year Ending December 31,
(dollars in millions)	2025	2026	2027	2028	2029
Total Revenue	129.1	80.4	68.7	129.2	168.7
Cost of revenue	94.5	56.5	45.5	85.8	114.0
Net revenue	34.6	23.9	23.3	43.4	54.8
Platform costs(1)	2.2	1.2	0.9	1.5	1.8
Gross Profit	32.4	22.7	22.4	41.9	53.0
Total Operating Expenses	36.1	34.5	27.4	32.2	35.7
EBIT(2)	(8.20)	(17.91)	(11.79)	4.13	11.46
EBITDA(3)	(3.7)	(11.8)	(5.0)	9.7	17.3
Operating income (loss)	(8.2)	(17.9)	(11.8)	4.1	11.5
Unlevered free cash flow(4)	(0.2)	1.4	1.5	7.2	14.6

(1)	“Platform costs” consist of call center labor and technology expenses directly attributable to handling initial customer calls.
(2)	“EBIT” is a non-GAAP financial measure and refers to Urgently’s Gross Profit, less total operating expenses.
(3)

“EBITDA” is a non-GAAP financial measure and refers to Urgently’s operating income (loss) less (i) interest expense, net, (ii) income tax expense (benefit) and (iii) depreciation and amortization expense.

(4)

“Unlevered Free Cash Flow” is a non-GAAP financial measure and refers to Urgently’s EBIT, less change in deferred taxes, less capital expenditures, plus depreciation and amortization, less change in net working capital. The calculation of Unlevered Free Cash Flow assumes a tax rate of 25.5%, treats stock-based compensation as a cash expense, and includes the benefit of net operating loss carryforwards and other tax attributes of Urgently.

Additional Information Concerning the Projections

The summary of the Projections is included in this Schedule 14D-9 solely to give Urgently’s stockholders access to certain financial projections that were made available to the Urgently Board and is not included in this Schedule 14D-9 to influence any stockholder’s decision as to whether to tender Shares in the Offer or for any other purpose. The Projections were generated solely for internal use and not developed with a view toward public disclosure or complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, the published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (which we refer to as “GAAP”). The Projections are forward-looking statements. Please also refer to “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

The Projections contain non-GAAP financial measures including EBITDA, EBIT and unlevered free cash flow. Urgently’s management included such measure in the Projections because it believed that such measure may be useful in evaluating the prospective operating performance of Urgently. Urgently has not provided a reconciliation of the non-GAAP Projections, because a material limitation associated with the use of the above non-GAAP financial measure is that it has no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies, and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. EBITDA, EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In the view of Urgently’s management, the Projections were prepared on a reasonable basis based on the information available to Urgently’s management at the time of their preparation.

No independent registered public accounting firm provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The report of CohnReznick LLP included in Urgently’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 relates solely to the historical financial information of Urgently. Such reports do not extend to the Projections and should not be read to do so.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Urgently or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be material or predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Neither Urgently nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Projections, and Urgently undertakes no obligation to update or otherwise revise the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to no longer be appropriate. Urgently does not intend to make publicly available any update or other revision to the Projections, except as may otherwise be required by law. Neither Urgently nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any securityholder regarding the information included in the Projections or the ultimate performance of Urgently, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Projections, the likelihood that the Projections will be achieved or the overall future performance of Urgently. Urgently has made no representation to Parent or the Purchaser in the Merger Agreement or otherwise concerning the Projections.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of Urgently, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the merger is completed. In addition, the Projections may be affected by Urgently’s ability to achieve strategic goals, objectives and targets over the applicable period.

Urgently’s actual future financial results may differ materially from those expressed or implied in the Projections due to numerous factors, including many that are beyond Urgently’s ability to control or predict. While presented with numerical specificity, the Projections necessarily are based on numerous assumptions and estimates, many of which are beyond the control of Urgently and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Urgently’s business, including with respect to future business initiatives and changes to Urgently’s business model for which Urgently has no historical financial data, which assumptions may not prove to have been, or may no longer be, appropriate. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in Urgently’s SEC filings, including Urgently’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and described in “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections may be affected by Urgently’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Modeling and forecasting the future is a highly speculative endeavor. The information set forth in the Projections is not fact and should not be relied upon as necessarily indicative of actual future results.

The Projections were developed for Urgently on a standalone basis without giving effect to the Merger or the Offer, and therefore do not reflect any changes to Urgently’s operations or strategy that may be affected by, or implemented after, the consummation of the Merger, including potential cost or any costs incurred in connection with the Merger or the Offer. Furthermore, the Projections do not take into account the effect of any failure of the Merger or the Offer to be completed and should not be viewed as continuing in that context. The Projections are subjective in many respects and are thus subject to interpretation.

The Projections were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. Urgently undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances arising after their preparation, the occurrence of unanticipated events, even in the event any or all of the underlying assumptions are shown to not be appropriate, or changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Projections.

Opinion of Pericles Capital Advisors, LLC

Introduction

On July 30, 2025, Urgently retained Pericles Capital Advisors, LLC (“Pericles”) as its financial advisor in connection with the Offer, the Merger and the Transactions contemplated by the Merger Agreement. In connection with this engagement, the Urgently Board requested that Pericles evaluate the fairness, from a financial point of view, to the holders of Shares of the Offer Price proposed to be paid to such holders, pursuant to the terms of the Merger Agreement. The “Cash Consideration” means $5.50 per share (payable subject to any applicable tax withholding and without interest).

On March 13, 2026, Pericles rendered its oral opinion to the Urgently Board, which was subsequently confirmed in writing that, as of such date and based upon and subject to the various assumptions made and the qualifications and limitations upon the review undertaken by Pericles in preparing its opinion, the consideration to be received by holders of Urgently Common Stock in the Transactions is fair from a financial point of view to such holders.

The full text of the written opinion of Pericles, dated March 13, 2026, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Pericles in preparing its opinion, is attached hereto as Annex I, is incorporated herein by reference, and qualifies in its entirety the summary set forth below.

Pericles’ financial advisory services and opinion were provided for the information and assistance of the Urgently Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Urgently Board’s consideration of the Transactions, and Pericles’ opinion addressed solely the fairness, from a financial point of view as of the date thereof, to the holders of Shares proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Pericles did not address any other term or aspect of the Merger Agreement or the Transactions, and does not constitute a recommendation to any stockholder as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should otherwise act with respect to the Transactions or any other matter.

Stockholders are urged to read the full text of Pericles’ written opinion carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Pericles in rendering its opinion.

In connection with rendering its opinion and performing related financial analyses, Pericles, among other things:

•

Reviewed publicly available business and financial reports, filings, and disclosures relating to Urgently that Pericles deemed relevant, including Urgently’s SEC filings and publicly available research analysts’ estimates;

•	Reviewed the Projections and discussed such data with Urgently’s management;

•	Reviewed certain internal information, primarily consisting of operating plans under a restructuring and recapitalization of the balance sheet scenario of Urgently;

•

Discussed the past and current operations, financial projections, and current financial condition of Urgently with Urgently’s management Urgently(including their views on the risks and uncertainties associated with achieving such projections);

•	Developed risk assumptions underlying Urgently’s projections, which assumptions were discussed by Pericles with Urgently’s management, and which management confirmed were reasonable;

•	Performed an analysis of Urgently’s capital structure, liquidity and debt capacity;

•	Reviewed the reported prices and the historical trading activity of Urgently Common Stock;

•	Compared the financial performance of Urgently and the stock market trading multiples of Urgently Common Stock with those of certain other publicly-traded companies that Pericles deemed relevant;

•

Compared the financial performance and valuation multiples of Urgently implied by the Transactions with the financial performance and valuation multiples of certain other transactions that Pericles deemed relevant;

•	Reviewed a draft of the Merger Agreement dated March 13, 2026; and

•	Performed such other analyses and examinations and considered such other factors that Pericles deemed appropriate.

Pericles assumed, without independent verification or any responsibility therefor, that all financial, legal, regulatory, tax, accounting, and other information provided by Urgently to Pericles for purposes of its opinion (the “Internal Data”) was accurate and complete and, with Urgently’s consent, Pericles relied upon such information as being complete and accurate. In that regard, Pericles assumed that the Internal Data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Urgently as to the matters covered thereby. Pericles also relied on the Internal Data for purposes of its analysis and opinion. Pericles expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Urgently’s direction, Pericles did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Urgently, nor was Pericles furnished with any such evaluation or appraisal, and Pericles was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Urgently.

At Urgently’s direction, Pericles assumed that the final executed Merger Agreement would not differ in any material respect to Pericles’ analysis or its opinion from the last version of the Merger Agreement reviewed by Pericles. At Urgently’s direction, Pericles also assumed that the representations and warranties made by Urgently, Parent and Purchaser in the Merger Agreement were, and would continue to be, true and correct in all respects material to Pericles’ analysis. Furthermore, at Urgently’s direction, Pericles assumed that the Transactions would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Pericles’ analysis or its opinion, and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Pericles’ analysis or its opinion. Pericles did not evaluate and did not express any opinion as to the solvency or fair value of Urgently, or the ability of Urgently to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Pericles is not a legal, regulatory, tax or accounting advisor, and Pericles expressed no opinion as to any legal, regulatory, tax or accounting matters.

Pericles’ opinion expressed no view as to, and did not address, Urgently’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Urgently or in which Urgently might engage. Pericles’ opinion was limited to, and addressed only, the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares of the Offer Price proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Pericles was not asked to, and did not, express any view on, and Pericles’ opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Urgently or any other party. In addition, Pericles expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Urgently or any other party, or class of such persons in connection with the Transactions, whether relative to the Offer Price proposed to be paid to the holders of Shares pursuant to the terms of the Merger Agreement or otherwise. Pericles’ opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Pericles as of, the date of its written opinion, and Pericles does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Pericles’ opinion does not constitute a recommendation to any stockholder of Urgently as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Pericles’ financial advisory services and its opinion were provided for the information and assistance of the Urgently Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Pericles’ opinion was approved by its internal Fairness Opinion Review Committee.

Summary of Financial Analyses by Pericles LLC

The following is a summary of the financial analyses presented by Pericles to the Urgently Board in connection with the delivery of its opinion, which was rendered to the Urgently Board on March 13, 2026.

This summary describes the material analyses underlying Pericles’ opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Pericles formed its opinion on the basis of the results of all analyses it conducted and the factors it assessed collectively. It did not reach conclusions regarding any single factor or method of analysis in isolation for purposes of its opinion. Accordingly, Pericles believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and Pericles’ opinion. Future results may be different from those described and such differences may be material.

In its analyses, Pericles considered industry performance, general business, economic, market, and financial conditions, as well as other matters existing as of the date of its opinion, many of which are beyond the control of Urgently. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics, as well as other factors that could affect the results of any particular analysis.

Pericles reviewed Urgently’s publicly available information and the Projections, assessed Urgently’s capital structure and near-term liquidity position, performed public trading comparable company analysis and precedent transaction analysis, conducted discounted cash flow analysis using both earnings before interest, taxes, depreciation, and amortization (“EBITDA”) exit multiple and perpetuity growth methods, reviewed takeover premium data, and reviewed a draft of the Merger Agreement dated March 13, 2026.

The estimates contained in the analyses of Pericles and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses of Pericles are inherently subject to substantial uncertainty. Pericles was not requested to, and did not, recommend or determine the specific consideration payable in the Transactions. The type and amount of consideration payable in the Transactions was established as a result of arm’s-length negotiations between Urgently and Parent, and the decision of Urgently to enter into the Merger Agreement was made exclusively by the Urgently Board. The opinion of Pericles was only one of many factors considered by the Urgently Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Urgently Board or Urgently’s management with respect to the Transactions, the Offer Price, or any other aspect of the transactions contemplated by the Merger Agreement.

Analysis of the Fairness of the Offer Price

Pericles analyzed the fairness of the Offer Price to be paid to the holders of Shares pursuant to the Merger Agreement.

For the purposes of this analysis, Pericles made the following assumptions:

•

The Projections reflect Urgently on a stand-alone basis and do not give effect to the Offer, the Merger or the Transactions. The Projections further assume that, due to Urgently’s capital structure and the expected priority of creditor claims, on a stand-alone basis (absent a recapitalization, merger or other strategic transaction) Urgently would undergo a bankruptcy in 2026, following which the majority of post-bankruptcy equity would be held by Urgently’s debt holders and the existing Urgently Common Stock holders would be expected to receive no value for their Shares.

•

The Projections assume more gradual revenue growth and slower customer acquisition and account development compared to pre-distress levels, resulting in delayed realization of operating leverage in the absence of an immediate capital structure solution.

•	For the projection period of 2025-2029, it is assumed that there will be a slower volume ramp-up reflecting a restructuring process.

•	Recovery accelerates mid-2027 following a capital structure solution transaction, with gradual improvement thereafter.

•	Volume recovery in outer years is tempered by increased competition and multi-vendor sourcing by customers, which constrain the extent of such recovery.

•	Revenue is projected to increase beginning in 2028, driven by a gradual volume ramp of customer partner accounts and new customer partners.

•	The Projections assume that incremental cost of revenue and operational costs (including call center expenses) are appropriately scaled to reflect the slower recovery timeline.

•	The Projections assume that a management retention plan is designed to ensure high standards of performance and customer service levels despite slower recovery.

Pericles Assessment of Urgently’s Projections

Pericles stress-tested the assumptions and believes any potential upside may only be achievable through a significant reduction of Urgently’s debt via a substantial debt-to-equity conversion that would result in significant dilution to existing shareholders and consensual discounting of creditor claims, together with significant additional new capital injection to achieve a more expedited path to growth.

Pericles Valuation Analysis

Peer Group Trading Analysis

Pericles selected publicly traded companies operating in adjacent verticals, including telematics, fleet management software, connected vehicle platforms, and mobility marketplaces. Pericles expanded the peer group due to the limited availability of pure-play roadside assistance comparables. Although none of the companies used in this analysis may be directly comparable to Urgently, Pericles included them because they possess business, operational, and/or financial characteristics that, for purposes of Pericles’ analysis, may be considered similar to those of Urgently. However, because none of the selected companies is exactly the same as Urgently, Pericles determined that it would be inappropriate to, and therefore did not, rely solely on the quantitative results of the selected peer group trading analysis. Accordingly, Pericles also exercised qualitative judgment, based on its experience and professional judgment concerning differences between the operational, business, or financial characteristics of Urgently and the selected companies that could affect the public trading values of each, in order to provide a context in which to consider the results of the quantitative analysis.

Company	Sector / Sub-Industry	Rationale for Inclusion
CCC Intelligent Solutions	Auto Insurance / Claims SaaS	Closest pure-play analog in auto insurance tech; AI-powered SaaS connecting insurers, collision repairers & OEMs across the P&C economy - mirrors Urgently’s insurer channel and claims workflow integration.

Verisk Analytics	Insurance Data & Analytics	Leading P&C data & risk assessment platform with overlapping insurer customer base; benchmarks how data-driven insurance enablement is valued at scale; high-margin analytics multiple reference.

Root, Inc.	Insurtech / Telematics	Telematics-based auto insurer using real-time driving data for risk pricing; directly overlaps with Urgently’s connected vehicle data and insurance vertical, including usage-based underwriting adjacency.

Mobileye Global	Connected Vehicle / ADAS	ADAS and autonomous driving tech sold to OEMs globally; overlaps with Urgently’s OEM partnership model and connected vehicle ecosystem; benchmarks OEM-integrated mobility software premium.

PowerFleet, Inc.	Fleet IoT / Telematics SaaS	AIoT-based fleet management, vehicle tracking & telematics SaaS; comparable connected mobility model serving commercial fleets - analogous recurring revenue and telematics data monetization.

Company	Sector / Sub-Industry	Rationale for Inclusion

Cerence Inc.	In-Vehicle AI Software	AI-powered conversational assistant for connected/autonomous vehicles; serves OEMs with similar go-to-market model and in-vehicle platform comparable to Urgently’s OEM integrations and embedded AI dispatch.

ACV Auctions	Auto Data & Marketplace	AI-powered automotive marketplace with vehicle condition analytics; benchmarks auto-tech platform valuation for marketplace models connecting dealers and insurers in the vehicle lifecycle.

Angi Inc.	On-Demand Services Marketplace	Digital marketplace connecting consumers with pre-screened service professionals; analogous two-sided platform dispatch model - comparable network economics, distinguishable by home services vs. roadside context.

Uber Technologies	Mobility / On-Demand Platform	Global two-sided mobility marketplace; benchmarks on-demand dispatch and OEM partnership monetization at scale; expected to be weighted at a discount given size/maturity differences but structurally analogous.

Lyft, Inc.	Mobility / Rideshare Platform	Rideshare and multimodal transportation platform; comparable driver/rider matching technology and app-based dispatch infrastructure; benchmarks on-demand mobility marketplace economics and gross margin structure.

Corpay Inc.	Fleet Payments / Mobility	Fleet payment solutions, tolling, and vehicle-related commercial payments; adjacent fleet/mobility services infrastructure serving commercial vehicle operators with high-margin, scaled recurring revenue.

Trimble Inc.	Fleet / Transportation Tech	Transportation and logistics technology including fleet management, routing, and telematics; enterprise mobility platform spanning transportation verticals - benchmarks scaled, diversified mobility SaaS valuation.

Company	Sector / Sub- Industry	Market Cap	Enterprise Value	Net Debt	EBITDA			EV/EBITDA			Gross Margin
					2026	2027	2028	LTM	FY1	FY2
CCC Intelligent Solutions	Auto Insurance / Claims SaaS	$3,639.7	$4,869.2	$1,229.5	$113.6	$481.8	$530.7	10.0x	10.0x	9.1x	77%
Verisk Analytics	Insurance Data & Analytics	$28,302.9	$31,025.9	$2,722.2	$426.7	$1,809.9	$1,950.6	17.1x	17.1x	15.8x	69%
Root, Inc.	Insurtech / Telematics	$693.3	$350.8	$(469.0)	$30.9	$107.2	$126.3	3.1x	3.3x	2.8x	28%
Mobileye Global	Connected Vehicle / ADAS	$6,782.5	$5,008.5	$(1,774.0)	$89.7	$225.9	$342.2	17.8x	21.9x	14.5x	66%
PowerFleet, Inc.	Fleet IoT / Telematics SaaS	$454.1	$713.0	$242.7	$26.0	$97.5	$122.0	6.1x	7.2x	5.7x	56%
Cerence Inc.	In-Vehicle AI Software	$323.2	$416.9	$129.7	$4.8	$67.6	$66.1	8.8x	5.9x	6.1x	73%
ACV Auctions	Auto Data & Marketplace	$868.6	$834.1	$(34.5)	$14.8	$74.2	$106.3	10.6x	10.6x	7.4x	53%
Angi Inc.	On-Demand Services Marketplace	$333.3	$564.9	$231.6	$14.5	$144.4	$155.0	3.7x	3.7x	3.4x	95%
Uber Technologies	Mobility / On-Demand Platform	$150,901.1	$156,612.1	$4,669.0	$2,428.3	$10,753.2	$13,103.3	14.2x	14.4x	11.8x	41%

Company	Sector / Sub- Industry	Market Cap	Enterprise Value	Net Debt	EBITDA			EV/EBITDA			Gross Margin
					2026	2027	2028	LTM	FY1	FY2
Lyft, Inc.	Mobility / Rideshare Platform	$5,496.6	$4,885.6	$(611.1)	$133.6	$683.5	$855.9	6.8x	6.9x	5.5x	44%
Corpay Inc.	Fleet Payments / Mobility	$22,460.0	$30,512.9	$7,708.1	$626.7	$2,843.8	$3,141.8	10.7x	10.7x	9.7x	78%
Trimble Inc.	Fleet / Transportation Tech	$16,164.5	$17,472.2	$1,307.7	$239.6	$1,149.9	$1,271.1	15.0x	15.0x	13.6x	71%
Mean		$19,701.7	$21,105.5	$1,279.3	$345.8	$1,536.6	$1,814.3	10.3x	10.6x	8.8x	63%
Median		$4,568.2	$4,877.4	$237.1	$101.6	$353.8	$436.4	10.3x	10.3x	8.2x	68%
1st Quartile		$513.9	$601.9	$(360.4)	$17.6	$99.9	$123.1	6.3x	6.2x	5.6x	46%
3rd Quartile		$20,886.1	$27,252.8	$2,368.6	$379.9	$1,644.9	$1,780.7	14.8x	14.9x	13.2x	76%

Based on publicly available information, including data obtained from SEC filings, annual reports, and reputable financial databases, Pericles calculated, for each selected company, Urgently’s enterprise value (defined as the sum of the market value of common equity, the book value of debt, and certain liabilities, less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated EBITDA for calendar year 2028 (“2028E EBITDA Multiple”).

Following this analysis and other factors Pericles considered relevant in its professional judgment, Pericles selected a reference range of 2028E EBITDA Multiples of 5.6 to 13.2, with a median of 8.2. In selecting this range, Pericles made qualitative adjustments, using its experience and professional judgment to assess differences between the business, operational, and/or financial characteristics of Urgently and the selected companies that could affect their public trading values, thereby providing context for the quantitative analysis. Applying this range of 2028E EBITDA Multiples to Urgently’s projected EBITDA in 2028 resulted in an implied per share equity value range for the Shares of $0. Pericles then compared the results of the above analysis to the Offer Price of $5.50 per Share to be paid to the holders of Shares pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Pericles conducted a comprehensive review and analysis of certain information relating to the selected transactions involving technology, fleet management, telematics, and mobility software companies, with sufficient disclosure to derive total enterprise value and EBITDA multiples deemed relevant for consideration in relation to Urgently and the Transaction. These transactions ranged from 2014 to 2024, and included the following:

Date	Target / Acquirer	Rationale for Inclusion
Sep-24	Trimble Global Transportation Telematics / Platform Science	Fleet telematics divestiture to a mobility platform operator; directly analogous to Urgently’s connected vehicle and fleet telematics capabilities; anchors the lower bound of the range for pure telematics assets.

Sep-24	Fleet Complete / Powerfleet	Fleet IoT SaaS acquisition by a direct Urgently peer comp; provides current-market transaction reference for connected fleet software and anchors the lower bound of the transaction multiple range.

Nov-21	T2 Systems / Verra Mobility	Transportation technology acquired by a leading mobility infrastructure operator; benchmarks software-enabled mobility solutions with overlapping tolling and connected vehicle exposure.

Date	Target / Acquirer	Rationale for Inclusion

Aug-21	Sqills / Siemens Mobility	Transportation SaaS acquired by a major mobility conglomerate; included for strategic context - illustrates premium willingness for software-driven mobility platforms by large industrial strategics; excluded from multiple analysis.

Feb-17	HARMAN International / Samsung Electronics	Connected vehicle and in-vehicle technology platform acquired by an OEM-adjacent strategic; benchmarks premium for embedded automotive software and OEM relationships relevant to Urgently’s OEM channel.

Sep-15	Solera Holdings / Vista Equity Partners	Automotive claims and data SaaS platform taken private at 14.1x; closest structural analog to Urgently as an insurance-integrated auto-tech SaaS business - primary anchor for the central valuation estimate.

Oct-23	Q-Free ASA / Guardian & Rieber	Traffic technology and tolling software at 17.5x; benchmarks premium multiples for niche connected transportation software with recurring infrastructure contracts - informs top of range.

Jun-22	Yunex Traffic / Mundys S.p.A.	Intelligent traffic systems of Siemens acquired by a mobility infrastructure operator; establishes precedent for significant strategic premiums on connectivity-integrated traffic platforms.

Mar-22	TransCore Partners / Singapore Technologies Engineering	Tolling and transportation software at 18.7x; high-multiple reference for mission-critical, data-driven mobility software with infrastructure-adjacent recurring revenue - informs upper range.

May-21	Cubic Corporation / Elliott & Veritas Capital	Diversified transportation technology platform - fare collection, urban mobility - at 15.8x; benchmarks control premium for multi-vertical connected mobility businesses with OEM and infrastructure exposure.

May-21	FLIR Systems / Teledyne Technologies	Advanced imaging and sensing technology at 19.1x; benchmarks top-of-range premiums for businesses with defensible IP and OEM relationships - sets ceiling for strategic premium scenarios.

Dec-20	TrafficCast International / Iteris	Real-time traffic data and analytics at 13.3x; relevant analog for data-driven transportation intelligence platforms, including Urgently’s real-time dispatch routing and network data assets.

Apr-19	TomTom Telematics / Bridgestone Corporation	Telematics SaaS acquired by a global tire and mobility services company; illustrates strategic value of fleet telematics data to OEM/automotive adjacents relevant to Urgently’s OEM and insurer partnerships.

Oct-18	Verra Mobility Corporation / Gores Holding II	Government and commercial mobility solutions platform; benchmarks connected mobility valuation at a scale comparable to Urgently’s target addressable market.

Dec-17	CH2M Hill / Jacobs Engineering Group	Engineering and infrastructure-adjacent transaction; sets the through-cycle floor reference (10.1x) for large-scale mobility platform acquisitions.

Jul-17	WS Atkins / SNC-Lavalin Group	Infrastructure and transportation services acquired at 18.1x; sets the through-cycle ceiling for transportation platform acquisitions and provides long-run context for the upper range.

Date	Target / Acquirer	Rationale for Inclusion

Sep-14	Open Roads Consulting / Q-Free ASA	Traffic and transportation software acquired at 14.4x; earliest comparable in dataset providing baseline for sector-level EV/EBITDA multiples in connected mobility - consistent with median.

Date	Target	Acquirer	TEV of Target	Total Purchase Price	Target EBITDA	EV/EBITDA
Sep-24	Trimble Global Transportation Telematics Business	Platform Science	$700.0	N/A	$30.0	7.6x
Sep-24	Fleet Complete	Powerfleet	$200.0	$200.0	$25.0	8.0x
Nov-21	T2 Systems	Verra Mobility	$347.0	$347.0	$21.0	16.5x
Aug-21	Sqills	Siemens Mobility	N/A	$550.0	N/A	N/A
Feb-17	HARMAN International	Samsung Electronics	$8,000.0	$8,000.0	N/A	9.3x
Sep-15	Solera Holdings (NYSE: SLH)	Vista Equity Partners (+ Koch, Goldman)	$6,500.0	$6,500.0	$461.0	14.1x
Oct-23	Q-Free ASA	Guardian Capital Group Limited and Rieber & Søn AS	$142.0	$142.0	$8.1	17.5x
Jun-22	Yunex Traffic (division of Siemens AG)	Mundys S.p.A. (f/k/a Atlantia S.p.A.)	$993.0	$993.0	$56.4	17.6x
Mar-22	TransCore Partners, LLC	Singapore Technologies Engineering Ltd	$2,680.0	$2,680.0	$143.3	18.7x
May-21	Cubic Corporation	Elliott Investment Management L.P. and Veritas Capital Fund Management L.L.C.	$3,447.0	$3,000.0	$218.2	15.8x
May-21	FLIR Systems Inc.	Teledyne Technologies Incorporated	$7,987.0	$8,000.0	$418.2	19.1x
Dec-20	TrafficCast International, Inc.	Iteris, Inc.	$16.0	$16.0	$1.2	13.3x
Apr-19	TomTom N.V. (Telematics business)	Bridgestone Corporation	$1,021.0	$1,021.0	$80.4	12.7x
Oct-18	Verra Mobility Corporation	Gores Holding II, Inc.	$2,404.0	$2,404.0	$183.5	13.1x
Dec-17	CH2M Hill Companies Ltd.	Jacobs Engineering Group Inc.	$3,266.0	$3,266.0	$323.4	10.1x
Jul-17	WS Atkins plc	SNC-Lavalin Group Inc.	$4,200.0	$4,200.0	$232.0	18.1x
Sep-14	Open Roads Consulting Inc.	Q-Free ASA	$13.0	$13.0	$0.9	14.4x

Mean			$2,619.8	$2,583.3	$146.8	14.1x
Median			$1,712.5	$1,712.5	$80.4	14.3x
1st Quartile			$236.8	$236.8	$21.0	10.7x
3rd Quartile			$4,011.8	$3,966.5	$232.0	17.6x

Although none of the companies or transactions used in this analysis is identical or directly comparable to Urgently, the companies included in the selected transactions above were selected, among other reasons, because they possess certain business, operational, and financial characteristics that, for the purposes of Pericles’s analysis, may be considered similar to those of Urgently. The reasons for, and the circumstances surrounding, each of the selected precedent transactions analyzed were diverse, and there are inherent differences in the business, operational, and financial conditions and prospects of Urgently and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in business, operational, and financial characteristics, as well as other factors that could affect the public trading, acquisition, or other values of the selected target companies and Urgently.

Based on publicly available information from SEC filings and other data sources as of the announcement date of the relevant transactions, Pericles calculated, for each selected transaction, the transaction value, defined as the sum of the offer value, the book value of debt, and certain liabilities, less cash and cash equivalents, and excluding the value of any contingent consideration, implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s last twelve months’ EBITDA at the time of transaction announcement.

After considering this analysis and other factors Pericles determined to be relevant in its professional judgment, Pericles selected a reference range of 10.7 to 17.6 with a median of 14.3 implied EBITDA multiples derived from the selected precedent transactions. By applying this range of multiples to Urgently’s projected EBITDA in 2028, Pericles calculated an implied per share equity value range for the Shares of $0. Pericles then compared the results of the above analysis to the Offer Price of $5.50 per Share to be paid to the holders of Shares pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Pericles conducted a discounted cash flow analysis of Urgently based on the Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns, and other appropriate factors.

	Fiscal Year Ending December 31,
(dollars in millions)	2025	2026	2027	2028	2029
Adjusted EBITDA - Precapitalized Software	($0.7)	($11.7)	($5.0)	$9.7	$17.3
(+) Depreciation	0.4	0.4	0.4	0.4	0.4
(+) Amortization	4.1	5.7	6.3	5.2	5.5
EBIT	$3.8	($5.6)	$1.7	$15.3	$23.2
(–) Taxes	(1.0)	1.4	(0.4)	(3.9)	(5.9)

NOPAT	$2.8	($4.2)	$1.3	$11.4	$17.3
(+) Depreciation & Amortization	4.5	6.1	6.7	5.6	5.9
(–) Capital expenditures	(5.3)	(5.3)	(5.7)	(5.7)	(6.0)
(–) Change in working capital	(2.3)	4.9	(0.9)	(4.1)	(2.6)
(–) Change in deferred taxes	—	—	—	—	—

Unlevered Free Cash Flow	($0.2)	$1.4	$1.5	$7.2	$14.6

Pericles conducted this analysis by calculating a range of values for the Shares. This was accomplished by discounting to present value as of March 13, 2026, using discount rates ranging from 14.5% to 16.5% (which reflect Pericles’s analysis of Urgently’s weighted average cost of capital). The discount rates were applied to: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Urgently over the period from 2025 to 2029, as utilized by Pericles and set forth in the section entitled “Urgently Management Projections”; and (ii) an implied terminal value of Urgently, calculated using (1) an median exit multiple of 10.3 (applied to Urgently’s projected EBITDA in 2029), and (2) a median perpetuity growth rate of 3.5%.

Cautionary Note Regarding Analyses

The analyses set forth above are prepared and presented for completeness and to provide context regarding a calculation of Urgently’s total enterprise value, which was used by Urgently in connection with negotiating the Offer Price with potential counterparties. However, stockholders are cautioned that these analyses are not intended to suggest, and should not be read to imply, that any value reflected therein is realistically achievable by Urgently’s existing holders of Urgently Common Stock. Urgently’s capital structure is burdened by substantial indebtedness that, in view of Pericles and management, is unlikely to be serviceable or refinanceable on a standalone basis and, to the extent it may be serviceable or refinancable, would result in an equitization of Urgently’s debt obligations that would be so substantially dilutive to Urgently’s existing common stockholders holders as to render their residual interest in the reorganized enterprise effectively without any value. Stated differently, the enterprise valuations reflected in the analyses above represent the potential value of a deleveraged or restructured entity, not the value attributable to Urgently’s existing equity or that could be realistically experienced by Urgently’s existing holders of Urgently Common Stock. The benefit of those valuations would accrue, in Pericles’ view, to Urgently’s creditors in their capacity as converting equityholders in a reorganized enterprise, not to Urgently’s existing common stockholders. No realistic pathway has been identified through which Urgently’s existing common stockholders could participate in a company with an enterprise value within the ranges reflected above.

Result of Analysis

As a result of this analysis, Urgently’s Shares were assigned an implied valuation of $0.00 per share. Pericles then compared the results of the above analysis to the Offer Price of $5.50 per Share to be paid to the holders of Shares pursuant to the Merger Agreement.

Description of Discussion Materials of Pericles

General

Pericles offers its services through Seaport Global Securities, LLC, a full-service securities firm engaged in securities trading and brokerage activities, as well as investment banking and financial advisory services, and is a member of FINRA / SIPC. Pericles has in the past provided certain investment banking services to Urgently unrelated to the Transaction, for which Pericles received customary compensation.

In connection with Pericles’s services as a financial advisor to Urgently, Urgently has agreed to pay Pericles an aggregate fee estimated to be $4,310,000, which is payable contingent upon consummation of the Transactions.

Intent to Tender

To the knowledge of Urgently, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of Urgently’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Merger Agreement, the Support Agreement Parties entered into Support Agreements with Parent and Purchaser and have pledged to irrevocably tender all of their Shares, which comprise, in the aggregate, approximately 5.12% of the outstanding Shares as of March 27, 2026. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. For more information on the Support Agreements, please see the summary of the Form of Support Agreement contained in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Form of Tender and Support Agreement,” which is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither Urgently nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Urgently’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Urgently, for which services no additional compensation will be paid.

Urgently, based on the determination of the Urgently Board, has engaged Pericles as its financial advisor in connection with its strategic review process, including the Offer and the Merger, but not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise. For its services, Pericles will receive from Urgently an aggregate fee currently estimated to be approximately $4,310,000, which is payable contingent upon consummation of the Transactions. In addition, Urgently has agreed to indemnify Seaport for certain liabilities that may arise out of Pericles’ engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of Urgently RSU Awards and issuances by Urgently with respect thereto, and the grant of Urgently Options and Urgently RSU Awards in the ordinary course, no transactions with respect to Shares have been effected by Urgently or, to the knowledge of Urgently after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as indicated in this Schedule 14D-9, Urgently is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Urgently’s securities by Urgently, Urgently’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Urgently or Urgently’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of Urgently or Urgently’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Urgently. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

2022 Convertible Notes Omnibus Amendment

On March 12, 2026, Urgently entered into the 2022 Convertible Notes Omnibus Amendment with the 2022 Convertible Noteholders. Pursuant to the 2022 Convertible Notes Omnibus Amendment and conditioned on the closing of the Merger on or before July 31, 2026, Urgently has agreed to pay the 2022 Convertible Noteholders the aggregate principal amount of the series of 2022 Convertible Notes, plus all accrued and unpaid interest through March 31, 2026, such amount being equal to $6,600,325 in the aggregate, plus (i) an amendment fee equal to 2.0% of the aggregate principal amount of the series of 2022 Convertible Notes, such amount being equal to $85,145 in the aggregate (the “Amendment Fee”), plus (ii) a closing fee of $1,000,000. In exchange, the 2022 Convertible Noteholders agreed (i) that all obligations under the 2022 Convertible Notes shall be paid in full, released and discharged, (ii) to forgive interest that would otherwise accrue on the 2022 Convertible Notes during the period between March 31, 2026, and July 31, 2026 and (iii) to waive a provision of the 2022 Convertible Notes requiring a premium to be paid in connection with a sale of Urgently.

Amendment to MidCap Credit Agreement

On March 13, 2026, Urgently entered into Amendment No. 1 to the Credit, Security and Guaranty Agreement (the “MidCap Amendment”), among Urgently, certain of its subsidiaries, MidCap and the financial institutions or other entities from time to time party thereto as lenders. The MidCap Amendment amends the MidCap ABL to, among other things, (i) temporarily reduce the Minimum Liquidity Amount (as defined in the MidCap Credit Agreement), from $5,000,000 to $2,000,000 until the earliest of (a) the consummation of the Merger, (b) the date of occurrence of any Event of Default (as defined in the MidCap Credit Agreement) and (c) July 31, 2026. The maturity date under the MidCap Credit Agreement is the earlier of: (a) February 26, 2028 or (b) 120 days prior to the maturity of the 2L Term Loan. Upon the effectiveness of the MidCap Amendment and the Ninth Amendment, the MidCap Credit Agreement will mature on July 31, 2026. The MidCap Amendment also provides for a $250,000 amendment fee, payable in five equal installments.

Under the MidCap Credit Agreement, the “change in control” provisions are triggered (among other triggers): (a) if any “person” or “group” becomes the beneficial owner, directly or indirectly, of more than thirty-five percent (35%) of all voting equity interests of Urgently on a fully diluted basis; (b) upon the consummation of any transaction or series of related transactions in which the holders of the issued and outstanding voting equity interests of Urgently immediately prior to such transaction or series of related transactions shall fail to own, directly or indirectly, issued and outstanding voting equity interests of Urgently necessary to elect a majority of the board of directors; (c) upon the occurrence of any “Change of Control”, “Change in Control”, “Liquidation Event” or terms of similar import under (i) any document or instrument governing or relating to debt of any Credit Party with an aggregate principal amount in excess of $1,000,000, or (ii) the Second Lien Loan Agreement. Any of the foregoing results an immediate event of default under the MidCap Credit Agreement, which will give MidCap and the lenders party to the MidCap ABL the right to exercise remedies, including to accelerate all amounts owing under the MidCap Credit Agreement.

As of March 27, 2026, Urgently had an aggregate principal amount of $15.6 million revolving loans outstanding under the MidCap Credit Agreement.

Urgently cannot assure stockholders that any waiver or amendment of such event of default provisions under the MidCap Credit Agreement would be obtainable or that any replacement credit facility or other financing would be available, in each case on commercially reasonable terms, if at all. In short, if the Offer is consummated and the loans under the MidCap Credit Agreement and the 2L Term Loan are not paid in full, Urgently’s liquidity and ability to operate its business could be materially and adversely impacted.

Amendment to Second Lien Loan Agreement

On March 13, 2026, Urgently entered into the Ninth Amendment to the Loan and Security Agreement (the “Ninth Amendment”) among Urgently, certain of its subsidiaries, the 2L Lenders and Alter Domus (US) LLC, as administrative and collateral agent (in such capacity, the “Second Lien Agent”). The Ninth Amendment amends the 2L Term Loan to, among other things, (i) temporarily reduce the Minimum Liquidity Amount (as defined in the Ninth Amendment), from $5,000,000 to $2,000,000 until the earliest of (a) July 31, 2026, (b) the date on which the Merger Agreement is amended, terminated or otherwise modified in a manner materially adverse to Urgently or the 2L Lenders, or compliance with any material provision thereof is waived by Urgently in a manner that is materially adverse to Urgently or the 2L Lenders (including any amendment or waiver adding additional or heightened conditionality, or any decrease to the consideration thereunder by more than 5.0%), in each case without the prior written consent of the 2L Lenders and (c) the date of occurrence of Event of Default, (as defined in the 2L Term Loan), (ii) extend the maturity date thereunder from July 31, 2026 to November 28, 2026 and (iii) provide for the payment of an amendment fee in an amount of 2% of the aggregate outstanding principal of the Term Loans (as defined in the 2L Term Loan) (the “Amendment Fee”). Further, the Ninth Amendment provides for the waiver of (a) any interest accruing on the Term Loans from March 31, 2026 until the date of repayment of the Term Loans, and (b) the Amendment Fee, provided that (i) the Transactions are consummated substantially in accordance with the Merger Agreement on or before July 31, 2026 and substantially concurrently therewith, the Term Loans are repaid in full, and (ii) the Merger Agreement is not amended, terminated or otherwise modified in a manner materially adverse to Urgently or the 2L Lenders, and compliance with any material provision thereof is not waived by Urgently in a manner that is materially adverse to Urgently or the 2L Lenders (including any amendment or waiver adding additional or heightened conditionality, or any decrease to the consideration thereunder by more than 5.0%), in each case without the prior written consent of the 2L Lenders.

Under the 2L Term Loan, an event of default occurs if Urgently consummates any transaction or series of related transactions in which the stockholders of Urgently (who were not stockholders immediately prior to the first such transaction) own more than fifty percent (50%) of the voting equity interests of Urgently immediately after giving effect to such transaction or related series of such transactions. Furthermore, any event of default under the MidCap Credit Agreement results in a cross-default under the 2L Term Loan. Upon the occurrence of an event of default, the Second Lien Agent and the 2L Lenders will have the right to exercise remedies, including to accelerate all amounts owing under the 2L Term Loan.

As of February 28, 2026, Urgently had an aggregate principal amount of $50.7 million of Term Loans outstanding under the 2L Term Loan.

Urgently cannot assure stockholders that any waiver or amendment of such change of control and cross-default provisions under the 2L Term Loan would be obtainable or that any replacement credit facility or other financing would be available, in each case on commercially reasonable terms, if at all. In short, if the Offer is consummated and the loans under the MidCap Credit Agreement and the Term Loans are not paid in full, Urgently’s liquidity and ability to operate its business could be materially and adversely impacted.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Urgently and its Current and Former Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Vote Required to Approve the Merger

The Transaction Committee has approved, and recommended that the Urgently Board approve, the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Based on the recommendation of the Transaction Committee, the Urgently Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation (as defined in Section 251(h) of the DGCL) of a successful tender offer for all of the outstanding stock of a corporation that had a class or series of stock that was listed on a national securities exchange immediately prior to execution of the merger agreement, and subject to certain statutory provisions, if the acquirer holds at least such percentage of the shares of stock of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the approval of the stockholders of the target corporation. Accordingly, if the Offer is consummated, Urgently, Parent and Purchaser intend to effect the Merger Closing without a vote of the stockholders of Urgently in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, Urgently is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as, subject to certain exceptions, a person beneficially owning or having the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder of such corporation unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder or approved the business combination, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding voting stock (but not the outstanding voting stock owned by the interested stockholder), shares owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares in a tender or exchange offer), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders at an annual or special meeting of stockholders, and not by written consent, of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Urgently Board has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation — Recommendation of the Transaction Committee and the Urgently Board” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if the Offer is successful and the Merger is consummated, holders of record and beneficial owners of Shares who hold or own such Shares on the date of the making of the demand for appraisal and continuously through the Effective Time, and who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Purchaser accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by Urgently and to be set forth on the Verified List (as defined below), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL, plus interest (unless the Delaware Court in its discretion determines otherwise for good cause shown), if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. Unless otherwise expressly noted herein, all references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares, (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, unincorporated association or other entity. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that persons seek to exercise their appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This Schedule 14D-9 is intended to provide notice of appraisal rights in accordance with Section 262(d)(2) of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty business (20) days after the date this Schedule 14D-9 is given (which such date is April 25, 2026), deliver to Urgently at the address indicated below a written demand for appraisal of such person’s Shares, which demand must reasonably inform Urgently of the identity of the holder of record of the Shares for which such person has demanded appraisal(provided that a demand may be delivered to Urgently by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice) and that the stockholder intends thereby to demand the appraisal of such holder’s Shares, and, for beneficial owners only, such demand must reasonably identify the record holder of the Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and must provide an address at which such beneficial owner consents to receive notices given by Urgently and to be set forth on the Verified List;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights.

In addition, pursuant to Section 262(g) of the DGCL, the Delaware Court shall dismiss the appraisal proceeding unless one of the ownership thresholds (as defined below) is met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the fair value of the Shares of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of Urgently’s stockholders of the Effective Time of the Merger; provided, however, that if this notice is sent later than the later of the consummation of the Offer and 20 days following the sending of this Schedule 14D-9, such notice need only be sent to stockholders and beneficial owners who have delivered a written demand for appraisal in accordance with Section 262. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to Urgent.ly Inc., 44927 George Washington Blvd, Suite 265, Office 209, Ashburn, Virginia 20147.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record holder. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the Shares held by all such persons entitled to appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares who desire to have their Shares appraised to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock, as defined in Section 251(h)(6)d of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the Offer referred to in Section 251(h)(2) of the DGCL and with respect to which demands for appraisal have been received, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the office of the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds (as defined below) are met. The Delaware Court may require the persons who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, persons are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Assuming the Shares remain listed on a nationally recognized securities exchange immediately prior to the Effective Time, the Delaware Court will dismiss the proceedings as to all persons who have asserted appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which persons are entitled to appraisal and that at least one of the ownership thresholds above has been satisfied as to persons seeking appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment.

In determining the fair value, the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering seeking appraisal should be aware that the fair value of their Shares as so determined by the Delaware Court could be more than, the same as or less than the Offer Price (which is equivalent to the Merger Consideration) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although Urgently believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor Urgently anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of record or beneficial owner of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such person’s certificates of stock to the officer of the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Delaware Court may order. The Delaware Court’s decree may be enforced as other decrees in the Delaware Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable in the circumstances and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal not dismissed pursuant to the terms of Section 262 of the DGCL or subject to such an award pursuant to a reservation (as defined below). In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any person who has duly demanded and perfected appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 of the DGCL will not be entitled to vote such Shares for any purpose or to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any person who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such person’s right to appraisal, such person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration, without interest. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will control.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Urgently, please see Urgently’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 27, 2026 and any subsequent Quarterly Reports on Form 10-Q.

Legal Proceedings

As of the date of this Schedule 14D-9, there is no pending litigation that Urgently is aware of challenging the Offer, the Merger or the Transactions.

Regulatory Approvals

Parent and Urgently are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Urgently have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It

Parent and Purchaser have filed a Tender Offer Statement on Schedule TO with the SEC containing an Offer to Purchase, and Urgently has filed this Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer is being made solely by means of the Tender Offer Statement and the exhibits filed with respect thereto (including the Offer to Purchase and the Letter of Transmittal), which contain the full terms and conditions of the tender offer. URGENTLY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related letter of transmittal and certain other tender offer documents, as well as this Solicitation/Recommendation Statement on Schedule 14D-9, have been sent to all stockholders of Urgently at no expense to them. The Tender Offer Statement on Schedule TO, this Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents are available for free at the SEC’s website at www.sec.gov. Investors and security holders may also obtain a free copy of these statements and other related documents by directing such requests to the information agent for the tender offer, D.F. King & Co., Inc., 28 Liberty Street, 53rd Floor, New York, New York 10005, Banks and Brokers call: (212) 235-7305, all others call toll free: (800) 758-5880, email: ULY@dfking.com. Investors and securityholders may also obtain, free of charge, this Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that Urgently has filed with or furnished to the SEC under the “SEC Filings” section of Urgently’s investor relations website at https://investors.geturgently.com/financials/sec-filings.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 filing contains “forward-looking statements”. These statements relate to future events and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Urgently to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” “believes,” and similar expressions intended to identify forward-looking statements. These statements reflect Urgently’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, without limitation, statements regarding the tender offer, the subsequent merger and other related matters, prospective performance and opportunities, post-closing operations and the outlook for the businesses of Urgently and Parent. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the subsequent merger; (ii) the risk that the tender offer or the subsequent merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Urgently’s stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for Urgently will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Urgently to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on Urgently’s ability to retain and hire key personnel, its ability to maintain relationships with its customer partners and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from Urgently’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in Urgently’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 27, 2026, and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

Any forward-looking statements set forth in this Schedule 14D-9 filing speak only as of the date of this Schedule 14D-9 filing. Urgently does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof other than as required by law. You are cautioned not to place undue reliance on any forward-looking statements.

Where You Can Find More Information

Urgently is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Urgently is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with Urgently. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Urgently at https://investors.geturgently.com.

The SEC allows Urgently to “incorporate by reference” information into this Schedule 14D-9, which means that Urgently can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 30, 2026 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO (File No. 005-94197) filed with the SEC by Parent on March 30, 2026.).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO (File No. 005-94197) filed with the SEC by Parent on March 30, 2026.).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO (File No. 005-94197) filed with the SEC by Parent on March 30, 2026.).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO (File No. 005-94197) filed with the SEC by Parent on March 30, 2026.).

(a)(1)(E)	Summary Advertisement, dated March 30, 2026, as published in the New York Times on March 30, 2026 (as incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO (File No. 005-94197) filed with the SEC by Parent on March 30, 2026.).

(a)(1)(F)	Opinion of Pericles Capital Advisors, LLC, dated March 13, 2026 (included as Annex I to this Schedule 14D-9).

(a)(5)(A)	Press Release issued by Urgently and Parent on March 13, 2026 (incorporated herein by reference to Exhibit 99.2 to Urgently’s Current Report on Form 8-K (File No. 001-41841) filed on March 16, 2026).

(a)(5)(B)	Email message to Urgently’s employees from Matthew Booth, dated March 13, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C (File No. 005-94197) filed with the SEC by Urgently on March 16, 2026).

Exhibit No.	Description

(a)(5)(C)	Email message to Urgently’s partners from Harrison Russell, dated March 13, 2026 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C (File No. 005-94197) filed with the SEC by Urgently on March 16, 2026).

(a)(5)(D)	Email message to Urgently’s network providers from Urgently, dated March 13, 2026 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C (File No. 005-94197) filed with the SEC by Urgently on March 16, 2026).

(a)(5)(E)	Posting by Urgently via LinkedIn dated March 13, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C (File No. 005-94197) filed with the SEC by Urgently on March 16, 2026).

(a)(5)(F)	Posting by Urgently’s Chief Executive Officer, Matthew Booth, via LinkedIn dated March 13, 2026 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C (File No. 005-94197) filed with the SEC by Urgently on March 16, 2026).

(a)(5)(G)	Waiver of Commencement Deadline dated March 27, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C (File No. 005-94197) filed with the SEC by Urgently on March 30, 2026).

(e)(1)	Agreement and Plan of Merger, dated March 13, 2026, by and among Urgently, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to Urgently’s Current Report on Form 8-K (File No. 001-41841) filed on March 16, 2026).

(e)(2)	Form of Support Agreement (incorporated herein by reference to Exhibit 2.4 to Urgently’s Current Report on Form 8-K (File No. 001-41841) filed on March 16, 2026).

(e)(3)	Non-Disclosure Agreement, dated December 30, 2025, by and between Urgently and Parent (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO (File No. 005-94197) filed with the SEC by Parent on March 30, 2026.).

(e)(4)	2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Urgently’s Registration Statement on Form S-4/A (File No. 333-271937) filed with the SEC on June 22, 2023).

(e)(5)	2023 Equity Incentive Plan and related form agreements (incorporated by reference to Exhibit 10.12 to Urgently’s Registration Statement on Form S-4/A (File No. 333-271937) filed with the SEC on June 22, 2023).

(e)(6)	2023 Employee Stock Purchase Plan and related form agreements (incorporated by reference to Exhibit 10.13 to Urgently’s Registration Statement on Form S-4/A (File No. 333-271937) filed with the SEC on June 22, 2023).

(e)(7)	Amended and Restated Executive Employment Agreement, dated as of January 27, 2025, between Urgently and Matthew Booth (incorporated by reference to Exhibit 10.1 to Urgently’s Current Report on Form 8-K (File No. 001-41841) filed on January 27, 2025).

(e)(8)	Advisor Agreement, dated June 6, 2025, by and between Urgent.ly Inc. and Timothy C. Huffmyer (incorporated by reference from Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q (File No. 001-41841) filed on August 13, 2025).

(e)(9)	Separation Agreement and Release, dated August 9, 2025, by and between Urgently and Michael H. Port (incorporated by reference from Exhibit 10.9 to the registrant’s Annual Report on Form 10-K (File No. 001-41841) filed on March 27, 2026).

(e)(10)	Promotion Letter, dated May 27, 2025, by and between Urgent.ly Inc. and Michael H. Port (incorporated by reference from Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q (File No. 001-41841) filed on August 13, 2025).

(e)(11)	Director Compensation Policy (incorporated by reference to Exhibit 10.14 to Urgently’s Annual Report on Form 10-K (File No. 001-41841) filed on March 14, 2025).

Exhibit No.	Description

(e)(12)	Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.14 to Urgently’s Registration Statement on Form S-4/A (File No. 333-271937) filed with the SEC on June 22, 2023).

(e)(13)	Form of Indemnification Agreement between Urgent.ly Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 to Urgently’s Registration Statement on Form S-4/A (File No. 333-271937) filed with the SEC on June 22, 2023).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2026

Urgent.ly Inc.

By:	/s/ Matthew Booth
Matthew Booth
Chief Executive Officer

ANNEX I

Opinion of Financial Advisor

Annex I

Opinion of Financial Advisor

PERICLES CAPITAL ADVISORS, LLC

(whose services are offered through Seaport Global Securities, LLC a full-service broker dealer and member of FINRA / SIPC))

March 13, 2026

The Board of Directors

Urgent.ly, Inc.

400 Rivers Edge Drive

Medford, MA 02155

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Urgent.ly, Inc., a Delaware corporation (the “Company”), of the Offer Price (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of March 13, 2026 (the “Merger Agreement”), to be entered into by and among Agero, Inc., a Delaware corporation (“Parent”), a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company.

The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for a price per Share of $5.50 per Share in cash, payable subject to any applicable tax withholding and without interest (the “Offer Price”); and (ii) as soon as practicable following the consummation of the Offer, the Company shall, in accordance with the Delaware General Corporation Law (the “DGCL”), be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity, and each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) shall be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by the Company to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Pericles Capital Advisors, LLC is an advisory firm, and securities transactions and investment banking services are offered through Seaport Global Securities, LLC, a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services, collectively “Advisor”). As you are aware, we have provided investment banking or financial advisory services to the Company or its affiliates for which we have received compensation. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates. Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, dated March 13, 2026; (ii) the Company’s Annual Report on Form 10-K for the most recent fiscal year, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iii) the Company’s Quarterly Reports on Form 10-Q for the relevant quarterly periods, as filed by the Company with the SEC; (iv) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and (v) certain internal information, primarily consisting of operating plans under a restructuring and recapitalization of the balance sheet scenario of the Company, as furnished to us by the management of the Company and approved by management for our use (items (i) to (iv) are referred hereto collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding such Internal Data. The Company has advised us that it does not have a standalone business plan and its plan, in the absence of a sale or merger of the Company, a debt restructuring, or an infusion of third-party capital or capital from existing creditors, is to pursue a financial restructuring that would likely dilute or eliminate shareholder value. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of, or business combination with, the Company. We also conducted such other financial studies and analyses and considered such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefore, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to and reviewed by us along with information provided in discussions with the Company for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company.

We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect materially to our analysis or this opinion from the last version of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or affect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares of the Offer Price proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Offer Price proposed to be paid to the holders of Shares pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Advisor’s Fairness Opinion Review Committee. We also wish to remind you of the terms of our engagement, which requires the Company to pay Advisor approximately a $4 million fee if the Transaction closes. We do not believe that this creates a conflict of interest, but we wanted the Board of Directors to have this information as it assesses our opinion.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price proposed to be paid to the holders of Shares pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

Pericles Capital Advisors, LLC	Seaport Global Securities, LLC

/s/ Rebwar Berzinji	/s/ Jack Mascone
Rebwar Berzinji	Jack Mascone

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